Exhibit 99.1

2019 SUN LIFE FINANCIAL INC. NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS May 9, 2019 MANAGEMENT INFORMATION CIRCULAR SUN LIFE Life’s brighter under the sun

Dear Shareholder:

You are invited to attend our annual meeting of common shareholders on Thursday, May 9, 2019 at 9:00 a.m. (Toronto time). The meeting will be held at Sun Life Financial’s head office at 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada and will also be webcast at www.sunlife.com.

The business of the meeting is described in the accompanying Notice of our 2019 annual meeting and Management Information Circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management’s presentation will address shareholders and policyholders. A joint question and answer period will then follow.

Your vote is important. If you cannot attend the meeting, please vote by submitting your proxy by mail, internet or telephone by 5:00 p.m. (Toronto time) on Tuesday, May 7, 2019, as described on pages 5 to 7 in the attached circular. If your shares are held in the name of a nominee, see page 6 for information about how to vote your shares.

We look forward to seeing you at the meeting.

William D. Anderson Chairman of the Board	Dean A. Connor President & Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 1 York Street, 31st Floor, Toronto (Ontario) Canada M5J 0B6, en composant le 1-877-786-5433, ou en envoyant un courriel à servicesauxactionnaires@sunlife.com.

Notice of our 2019 annual meeting

You are invited to our annual meeting of common shareholders:

When	Thursday, May 9, 2019

9:00 a.m. (Toronto time)

Where	1 York Street (at Harbour Street)

35th floor

Toronto, Ontario, Canada

What the meeting will cover

1.	Receipt of the 2018 consolidated financial statements
2.	Election of the directors
3.	Appointment of the auditor
4.	A non-binding advisory vote on our approach to executive compensation
5.	Consideration of other business that may properly be brought before the meeting.

A total of 595,674,477 votes are eligible to be cast at the meeting.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time and place.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 15, 2019 (the record date). It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Troy Krushel

Vice-President, Associate General Counsel & Corporate Secretary

Toronto, Ontario

March 15, 2019

MANAGEMENT INFORMATION CIRCULAR 2019

Management Information Circular

March 15, 2019

In this document, we, us, our, the company and Sun Life Financial mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of Sun Life Financial.

Delivery of meeting materials

Notice and access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada (OSFI), we are using “notice and access” to deliver this Management Information Circular (Circular) to both our registered and non-registered shareholders. Instead of receiving a paper copy of this Circular in the mail, shareholders who hold common shares of Sun Life Financial as of March 15, 2019, the record date for the meeting, have access to it online. A package was sent to the shareholders in the mail with a notice (Notice) explaining how to access this Circular electronically and how to request a paper copy of it. A form of proxy for registered shareholders and share ownership account participants, or a voting instruction form for non-registered shareholders, was included with the Notice with instructions so that you can vote your shares.

Notice and access allows for faster access to this Circular, helps reduce printing and postage costs, contributes to the protection of the environment and is consistent with our sustainability strategy.

How to access the Circular electronically

This Circular is available on our website (www.sunlife.com/2019agm) and on the website of our transfer agent, AST Trust Company (Canada) (AST) (www.meetingdocuments.com/astca/slf), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

How to request a paper copy of this Circular

You may request a paper copy of this Circular up to one year from the date it was filed on SEDAR. If you would like to receive a paper copy of this Circular prior to the meeting, please follow the instructions provided in the Notice or make a request at any time prior to the meeting on AST’s website (www.meetingdocuments.com/astca/slf) or by contacting AST at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries). A copy of this Circular will be sent to you at no cost within three business days of your request. If you request a paper copy of the Circular you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote.

Questions?

If you have questions about notice and access or to request a paper copy of this Circular after the meeting at no charge, you can call AST at 1-888-433-6443 (toll free in Canada and the United States), or 416-682-3801 (other countries).

MANAGEMENT INFORMATION CIRCULAR 2019

Electronic delivery of other continuous disclosure documents

You are also encouraged to consent to electronic delivery (e-delivery) to receive our other continuous disclosure documents, including annual and interim reports. Shareholders who have enrolled in e-delivery will be notified by email when documents are made available, at which time they can be viewed and/or downloaded from our website (www.sunlife.com). How you enroll depends on whether you are a registered shareholder, a share ownership account participant or a non-registered shareholder.

•	You are registered shareholder if you hold a paper share certificate;
•	You are a share ownership account participant if you hold a share ownership statement; and
•

You are a non-registered shareholder (also known as a beneficial shareholder) if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account.

The chart below outlines the process by which shareholders can sign up for e-delivery.

Go Digital! How to sign up for e-delivery
Registered shareholders and share ownership account participants	Non-registered shareholders in Canada and the United States
Sign up for e-delivery at the following website: https://ca.astfinancial.com/SLFGoDigital or by checking the box on the reverse side of your proxy form and providing your email address.	Sign up for e-delivery at www.proxyvote.com using the control number appearing on your voting instruction form, or after the meeting by obtaining a unique registration number from your financial intermediary.

Our 2019 annual meeting

What the meeting will cover:

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2018, the auditors’ reports thereon and the actuary’s report on the policy liabilities reported in the financial statements, and have the opportunity to ask questions.

Electing the directors (see page 8)

You will vote on the election of 11 directors to serve on our board until the next annual meeting. All of the director nominees currently serve on our board. All 11 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own.

Appointing the auditor (see page 17)

You will vote on the appointment of Deloitte LLP (Deloitte) as our auditor for 2019. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999 and has served as the auditor of Sun Life Assurance since 1875.

Having a “say on pay” (see page 18)

You will participate in a non-binding advisory vote on our approach to executive compensation, giving you an opportunity to express your view on the board’s approach to setting executive compensation as described in the Executive compensation section starting on page 51.

MANAGEMENT INFORMATION CIRCULAR 2019

We will file the results of the votes, including the advisory vote, on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com). If a significant number of shareholders oppose the “say on pay” resolution, the board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this Circular, we were not aware of any other items to be brought forward.

Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 15, 2019.

As of March 15, 2019, we had 595,674,477 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

Two persons present in person or by proxy and representing at least 25% of the shares entitled to vote constitute a quorum for the transaction of business at the meeting.

To the best of our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to our common shares.

Common shares cannot be voted if they are beneficially owned by the Government of Canada, any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

How to vote

You have two ways to vote:

•	by proxy
•	by attending the meeting and voting in person.

Voting by proxy

Voting by proxy is the easiest way to vote because you are giving someone else the authority to attend the meeting and vote your shares for you (called your proxyholder). If you specify on your proxy form or in your voting instructions how you want to vote on a particular matter, then your proxyholder must vote your shares according to your instructions.

The enclosed proxy form names William D. Anderson, Chairman of the Board, or in his absence Scott F. Powers, Chair of the Governance, Nomination & Investment Committee (GNIC), or in his absence another director appointed by the board, as your proxyholder to vote your shares at the meeting according to your instructions.

MANAGEMENT INFORMATION CIRCULAR 2019

If you appoint them as proxyholders but do not specify on the proxy form how you want to vote your shares, your shares will be voted:

•	FOR electing each of the director nominees who are listed in the proxy form and Circular
•	FOR appointing Deloitte as auditor
•	FOR the advisory resolution accepting our approach to executive compensation.

You can appoint another person to vote your shares by printing his or her name in the space provided on the proxy form. This person does not need to be a shareholder, but your vote can only be counted if he or she attends the meeting and votes for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit. Your proxyholder can also vote as he or she decides on any other items of business that properly come before the meeting, and on any amendments to the items listed above.

Voting in person

Attending the meeting in person gives you an opportunity to hear directly from management and meet the individuals who have been nominated to serve on our board.

If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form. When you arrive at the meeting, register with a representative of our transfer agent AST to receive a ballot.

Registered shareholders and share ownership account participants

If you do not want to attend the meeting and vote in person, indicate your voting instructions on the proxy form included with the Notice, then sign, date and return it using one of the methods below:

•	Mail it in the envelope provided
•	Scan and email both pages to proxyvote@astfinancial.com.

Alternatively, you may submit your voting instructions by telephone or on the Internet. You will need the 13-digit control number in the top right-hand corner of the proxy form to complete your voting instructions using one of these methods. The transfer agent uses the control number to verify your identity.

Voting by phone (Canada & U.S. only):	Call 1-888-489-7352 from a touchtone telephone and follow the instructions.

Voting on the Internet:	Go to www.astvotemyproxy.com and follow the instructions on screen.

AST must receive your voting instructions by 5:00 p.m. (Toronto time) on Tuesday, May 7, 2019 to have your vote recorded. If the meeting is adjourned, AST must receive your voting instructions by 5:00 p.m. (Toronto time) on the date that is two business days before the meeting is reconvened.

Non-registered shareholders

You are a non-registered shareholder if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account. Carefully follow the instructions on the voting instruction form or proxy form your nominee provided with this Circular.

If you want to attend the meeting and vote in person, appoint yourself as proxyholder by printing your name in the space provided on the form. Then follow your nominee’s instructions for returning the form.

MANAGEMENT INFORMATION CIRCULAR 2019

Non-Registered Holders who have not objected to their intermediary disclosing certain ownership information about themselves to the company are referred to as non-objecting beneficial owners or “NOBOs”. The company has elected to send the proxy-related materials directly to the NOBOs.

If you change your mind

You can revoke instructions you have already provided by giving us new instructions.

Registered shareholders and share ownership account participants can send a new proxy form in one of four ways:

•	complete and sign a proxy form with a later date than the one you previously sent, and deliver or deposit it to AST as described above before 5:00 p.m. (Toronto time) on Tuesday, May 7, 2019
•	submit new voting instructions to AST by telephone or internet before 5:00 p.m. (Toronto time) on Tuesday, May 7, 2019
•

deliver or deposit a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to us before 5:00 p.m. (Toronto time) on Wednesday, May 8, 2019, or if the meeting is adjourned, before 5:00 p.m. (Toronto time) on the business day before the meeting is reconvened, at: Sun Life Financial, 1 York Street, 31st Floor, Toronto, Ontario, Canada M5J 0B6 Attention: Corporate Secretary

•	give your written instructions signed by you, or your attorney as authorized by you in writing, to the Chairman of the meeting before the start of the meeting or before the meeting is reconvened.

Non-registered shareholders can send a new voting instruction form to their nominees. To allow your nominee time to act on your instructions, you should provide them your instructions at least seven days before the meeting.

Questions?

You can call AST or one of its agents directly at the following numbers:

Canada and the United States:	1-877-224-1760

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+ 44(0) 345-602-1587

Philippines:	632-318-8567 (Metro Manila) 1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-682-3865

Processing the votes

AST counts and tabulates the votes on our behalf. Individual shareholder votes are kept confidential and voting instructions are only communicated to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com).

Solicitation of proxies

Management is soliciting your proxy, and we have retained Kingsdale Advisors (Kingsdale) to assist us at an estimated cost of $41,000. The solicitation of proxies will be made primarily by mail, but Kingsdale may also contact you by telephone. We pay all solicitation costs.

MANAGEMENT INFORMATION CIRCULAR 2019

The director nominees

As of the date of this Circular, we have 12 directors on our board. Under our by-laws, the board can have eight to 20 directors. At its meeting held on February 13, 2019, the board fixed the number of directors at 11, effective with the retirement of Christopher J. McCormick at the conclusion of the 2019 annual meeting. At the 2019 annual meeting, 11 directors are to be elected for a term ending at the conclusion of the next annual meeting. All of the 11 nominees currently serve on our board.

The GNIC has reviewed each of the nominees and confirmed that they have the competencies, skills and qualities necessary for the board to fulfil its mandate. We do not expect that any of the nominees will not be able to serve as director. If for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for another nominee proposed according to the company’s by-laws and applicable law.

The board recommends that shareholders vote for electing each of the director nominees profiled below. If you do not specify in the proxy form or your voting instruction how you want to vote your shares, the persons named in the form will vote for electing each of the director nominees profiled below.

Our policy on majority voting

The election of directors at the meeting is expected to be an uncontested election, meaning that the number of nominees will be equal to the number of directors to be elected. If a director receives more “withheld” than “for” votes in an uncontested election, he or she must tender a written offer to resign to the board. The board will accept the resignation within 90 days unless there are exceptional circumstances and will disclose the reasons for its decision in a news release. The director will not participate in these deliberations.

Our policy on proxy access

Under the board’s proxy access policy, qualifying shareholders may submit one or more director nominations to be included in the Circular and form of proxy and ballot for any annual meeting. To make a nomination, qualifying shareholders must, prior to the deadline for submitting proposals (see Shareholder proposals on page 35), submit a nomination notice in the required form. The policy has the following principal features:

•	one or more nominating shareholders (up to a maximum of 20) may nominate up to the greater of two directors and 20% of the board
•	nominating shareholders must collectively own at least 5% of the company’s common shares
•	nominating shareholders must have held their shares for at least three years
•	the proposal will be included in the company’s Circular, form of proxy and ballot for the annual shareholders’ meeting
•	nominating shareholders may include a statement of up to 500 words in support of their candidates.

A copy of the policy is available on our website (www.sunlife.com).

Alternatively, in accordance with section 147 of the Insurance Companies Act (Canada), shareholders holding in the aggregate not less than 5% of the company’s shares for the minimum period of time set out by the Insurance Companies Act (Canada) may submit a formal proposal for individuals to be nominated for election as directors in accordance with the specified procedures to be followed.

MANAGEMENT INFORMATION CIRCULAR 2019

Our advance notice by-law

Our by-laws specify that a shareholder who wishes to nominate an individual for election as a director at an annual meeting must provide between 30 and 65 days advance notice to the company. The notice to the company must include information about the nominee, including age, address, principal occupation, the number of Sun Life Financial shares owned or controlled, and any other information that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for the election of directors. The notice must also include information about the nominating shareholder, including ownership or control of, or rights to vote, Sun Life Financial shares and any other information that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for the election of directors. The company may require additional information to be provided, including information to comply with requirements of OSFI relating to the suitability of directors and potential changes to the board.

The advance notice provisions described above do not apply to nominations made by or on behalf of the board or by shareholders pursuant to shareholder proposals, requisitioned meetings, or through our proxy access policy which have separate requirements and deadlines. In addition, in the case of a special meeting at which directors are to be elected, a shareholder’s notice of a nomination must be provided not later than 15 days after the date of the special meeting is announced.

Director nominee profiles

The following profiles provide information about each of the director nominees, including when they joined our board, their business experience, their committee memberships, their attendance at board and committee meetings in 2018, the level of support received from shareholders at our 2018 annual meeting, and other public company directorships held in the last five years. Our 11 director nominees have an average board tenure of 4.91 years and four of them (36%) are women.

The director nominee profiles also include information about the value of their holdings of Sun Life Financial common shares and deferred share units (DSUs). A DSU is equal in value to a common share but cannot be redeemed until a director leaves the board. Common shares and DSUs count towards the achievement of our share ownership guidelines for directors which each director is expected to meet within five years of joining the board. The share ownership guidelines provide that a director must own at least $735,000 in common shares and/or DSUs within five years of joining the board. For director nominees who have not achieved the guideline, we determine if they are “on target” by calculating the number of common shares and DSUs they will hold by their achievement due dates based on the form of remuneration they have individually elected. For this purpose we assume that the share price and dividend rate remain constant until the applicable achievement due date. The amounts shown in the profiles are as of March 1, 2019 and February 28, 2018 when the closing price of our common shares on the Toronto Stock Exchange (TSX) was $50.37 and $52.86, respectively. You can find additional information about our director compensation program and share ownership guidelines starting on pages 46 and 48, respectively.

MANAGEMENT INFORMATION CIRCULAR 2019

William D. Anderson,

FCPA, FCA

Toronto, ON, Canada

Director since May 2010

Independent

Age: 69

Areas of expertise:

•  international business

•  accounting

•  risk management

•  corporate governance

•  corporate development

Current committees:

•  None[1]

Mr. Anderson is the Chairman of the Boards of Sun Life Financial and Sun Life Assurance. He was President of BCE Ventures, the strategic investment unit of the global telecommunications company BCE Inc., until he retired in December 2005. Mr. Anderson held senior positions including Chief Financial Officer of BCE Inc. and Bell Canada during his 14 years with that company. He spent 17 years with the public accounting firm KPMG, where he was a partner for nine years. Mr. Anderson was appointed a Fellow of the Institute of Chartered Professional Accountants of Ontario in October 2011 and is also a Fellow of the Institute of Corporate Directors.

2018 Meeting attendance			Other public company directorships
Board	10 of 10	100%	Gildan Activewear Inc.		2006 – present
			TransAlta Corporation		2003 – 2016
			Nordion Inc. (formerly MDS Inc.)		2007 – 2014
2018 Annual Meeting votes in favour: 99.9%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2019	15,600	22,605	38,205	$1,924,386	Meets
2018	15,600	17,797	33,397	$1,765,365
Change	0	4,808	4,808	$159,021
[1] Mr. Anderson attends committee meetings in his capacity as non-executive Chairman.

Dean A. Connor Toronto, ON, Canada Director since July 2011 Non-independent Age: 62 Current committees: • None[1]

Mr. Connor is President & Chief Executive Officer of Sun Life Financial and Sun Life Assurance. He was named Canada’s Outstanding CEO of the Year® for 2017 and received the Ivey Business Leader of the Year award in 2018 from the Ivey Business School. Prior to his appointment in December 2011 he held progressively senior positions with Sun Life Financial and Sun Life Assurance, including President, Chief Operating Officer, President of SLF Canada, and Executive Vice-President. Prior to joining the company in September 2006 Mr. Connor spent 28 years with Mercer Human Resource Consulting where he held numerous senior positions, most recently President for the Americas. Mr. Connor is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries. He is a trustee of the University Health Network in Toronto and a director of the Business Council of Canada. Mr. Connor is a member of the Ivey Advisory Board, Ivey Business School, Western University and the Asia Business Leaders Advisory Council. He holds an Honours Business Administration degree.

	2018 Meeting attendance			Other public company directorships
	Board	10 of 10	100%	None
	2018 Annual Meeting votes in favour: 99.9%
	Sun Life Financial securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
	2019	94,807	135,385	230,192	$11,594,771	Meets[2]
	2018	93,917	130,358	224,275	$11,855,177
	Change	890	5,027	5,917	$(260,406)

[1] Mr. Connor attends committee meetings, in full or in part, as appropriate, at the request of the committee chairs, but is not a member of any committee.

[2] As President & Chief Executive Officer, Mr. Connor is subject to different share ownership guidelines than the independent directors. See page 63.

MANAGEMENT INFORMATION CIRCULAR 2019

Stephanie L. Coyles

Toronto, ON, Canada

Director since January 2017

Independent

Age: 52

Areas of expertise:

•  international business

•  client needs, behaviour and brands

•  sales and distribution

•  corporate development

•  digital and data/analytics

Current committees:

•  Audit

•  Risk & Conduct Review

Ms. Coyles is a corporate director. Her background is as a strategic consultant and advisor who has worked with a diverse clientele across North America, including retail, consumer distribution, private equity and business consulting organizations. She was previously Chief Strategic Officer at LoyaltyOne Co. from 2008 to 2012 and a principal at McKinsey & Company Canada from 2000 to 2008. In addition to the public company boards listed below, Ms. Coyles serves on the advisory board of Reliant Web Hosting Inc. and on the board of The Earth Rangers Foundation. She holds a Master in Public Policy degree. Ms. Coyles received the ICD.D designation from the Institute of Corporate Directors and the CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

2018 Meeting attendance			Other public company directorships
Board	10 of 10	100%	Metro Inc.		2015 – present
Audit	5 of 5	100%	Postmedia Network Canada Corp.		January – October 2016
Risk & Conduct Review	4 of 4	100%

2018 Annual Meeting votes in favour: 99.9%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2019	3,600	4,687	8,287	$417,416	On target for January 1, 2022
2018	1,400	2,470	3,870	$204,568
Change	2,200	2,217	4,417	$212,848

Martin J. G. Glynn

Vancouver, BC, Canada

Director since December 2010

Independent

Age: 67

Areas of expertise:

•  financial services

•  international business

•  risk management

•  talent and culture

•  corporate governance

Current committees:

•  Management Resources

•  Risk & Conduct Review

Mr. Glynn is Chair of The Public Sector Pension Investment Board. He was President and Chief Executive Officer of HSBC Bank USA until his retirement in 2006. During his 24 years with HSBC, an international banking and financial services organization, Mr. Glynn held various senior positions including President and Chief Executive Officer of HSBC Bank Canada. He is a director of The American Patrons of the National Library and Galleries of Scotland and St Andrews Applied Research Limited and is on the Fund Advisory Board for Balfour Pacific Capital. He holds a Master of Business Administration degree.

2018 Meeting attendance			Other public company directorships
Board	10 of 10	100%	Husky Energy Inc.		2000 – present
Management Resources	6 of 6	100%	VinaCapital Vietnam Opportunity Fund Limited		2008 – 2014

Risk & Conduct Review	4 of 4	100%
2018 Annual Meeting votes in favour: 99.9%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2019	10,316	19,152	29,468	$1,484,303	Meets
2018	10,316	16,398	26,714	$1,412,102
Change	0	2,754	2,754	$72,201

MANAGEMENT INFORMATION CIRCULAR 2019

Ashok K. Gupta, FFA

London, England

Director since May 2018

Independent

Age: 64

Areas of expertise:

•  financial services

•  risk management

•  actuarial

•  corporate development

•  digital and data/analytics

Current committees:

•  Management Resources

•  Risk & Conduct Review

Mr. Gupta is a corporate director. During his 40-year career in the UK insurance and financial services industry, he has held a number of senior executive, advisor and actuarial positions. From 2010 to 2013 he was an advisor to the Group Chief Executive Officer of Old Mutual plc. Prior to this he held various senior positions with the Pearl Group plc (now Phoenix Group Holdings plc), Kinnect of Lloyd’s of London, CGU plc (now part of Aviva plc), Scottish Amicable Life Assurance Company (now part of Prudential) and Tillinghast, Nelson & Warren Inc. (now part of Willis Towers Watson plc). Mr. Gupta is a Fellow of the Faculty of Actuaries. He is also Chairman of EValue Ltd., a director of New Ireland Assurance Company plc and a trustee of the Ethical Journalism Network. Mr. Gupta was involved in the UK public sector and served on the Actuarial Council and Codes and Standards Committee of the Financial Reporting Council in the U.K. between 2012 and August 2018, was Chair of the Defined Benefits Taskforce of the Pensions and Lifetime Savings Association from 2016 to 2017 and Joint Deputy Chair of the Procyclicality Working Group of the Bank of England from 2012 to 2014. He holds a Master of Business Administration degree.

2018 Meeting attendance			Other public company directorships
Board	6 of 7	86%	JPMorgan European Smaller Companies Investment Trust plc		2013 – present
Management Resources	4 of 4	100%
Risk & Conduct Review	2 of 2	100%
2018 Annual Meeting votes in favour: 99.6%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2019	0	1,852	1,852	$93,285	On target for May 9, 2023
2018	0	0	0	$0
Change	0	1,852	1,852	$93,285

M. Marianne Harris

Toronto, ON, Canada

Director since December 2013

Independent

Age: 61

Areas of expertise:

•  financial services

•  talent and culture

•  accounting

•  corporate governance

•  corporate development

Current committees:

•  Management Resources (Chair)

•  Risk & Conduct Review

Ms. Harris, a corporate director, was Managing Director and President, Corporate and Investment Banking, Merrill Lynch Canada, Inc., an international banking and financial services organization, until 2013. She held progressively senior positions during her 13-year career with Merrill Lynch and affiliated companies in Canada and the U.S., including President, Global Markets and Investment Banking, Canada, Head of Financial Institutions Group, Americas and Head of Financial Institutions, Canada. Before joining Merrill Lynch, Ms. Harris held various investment banking positions with RBC Capital Markets from 1984 to 2000, including Head of the Financial Institutions Group. She is a member of the Dean’s Advisory Council for the Schulich School of Business and the Advisory Council for The Hennick Centre for Business and Law. Ms. Harris holds a Master of Business Administration degree and a Juris Doctorate.

2018 Meeting attendance			Other public company directorships
Board	10 of 10	100%	Loblaw Companies Limited		2016 – present
Management Resources	6 of 6	100%	Hydro One Limited		2015 – 2018
			Agrium Inc.		2014 – 2015
Risk & Conduct Review	4 of 4	100%

2018 Annual Meeting votes in favour: 99.7%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2019	5,743	27,986	33,729	$1,686,930	Meets
2018	5,484	21,834	27,318	$1,444,029
Change	259	6,152	6,411	$254,901

MANAGEMENT INFORMATION CIRCULAR 2019

Sara Grootwassink Lewis,

CPA, CFA

Scottsdale, AZ,

United States

Director since December 2014

Independent

Age: 51

Areas of expertise:

•  financial services

•  risk management

•  accounting

•  corporate governance

•  corporate development

•  designated audit committee financial expert

Current committees:

•  Audit (Chair)

•  Governance, Nomination & Investment

Ms. Lewis is a corporate director. Prior to 2009 she held progressively senior positions during her seven-year career with Washington Real Estate Investment Trust, a publicly traded real estate investment trust, including Executive Vice-President, and was Chief Financial Officer from 2002 to 2009. In addition to the public company boards listed below, Ms. Lewis serves on the Leadership Board and Governance Working Group for the United States Chamber of Commerce – Center for Capital Markets Competitiveness and is Trustee of The Brookings Institution. She is a National Association of Corporate Directors Board Leadership Fellow and a member of the Tapestry West Audit Committee Network. Ms. Lewis is a Certified Public Accountant and a Chartered Financial Analyst.

2018 Meeting attendance			Other public company directorships
Board	10 of 10	100%	Weyerhaeuser Company[1]		2016 – present
Audit	5 of 5	100%	PS Business Parks, Inc.		2010 – present
Governance, Nomination & Investment	6 of 6	100%	Adamas Pharmaceuticals, Inc.		2014 – 2016
			Plum Creek Timber Company, Inc.[1]		2013 – 2016

2018 Annual Meeting votes in favour: 98.5%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2019	5,500	21,060	26,560	$1,337,827	Meets
2018	5,500	14,875	20,375	$1,077,023
Change	0	6,185	6,185	$260,804
[1] In 2016, Weyerhaeuser Company merged with Plum Creek Timber Company, Inc. and the combined company retained the Weyerhaeuser name. Ms. Lewis continues to serve on the board of Weyerhaeuser.

James M. Peck

Chicago, IL, United States

Director since January 2019

Independent

Age: 55

Areas of expertise:

•  international business

•  talent and culture

•  sales and distribution

•  corporate development

•  digital and data/analytics

Current committees:

•  Management Resources

•  Risk & Conduct Review

Mr. Peck is President & Chief Executive Officer of TransUnion, a global risk and information solutions provider. He has over 20 years of information management, global product development and engineering experience. Prior to joining TransUnion in 2012 Mr. Peck held progressively senior positions during his career with Reed Elsevier (now RELX Group), a FTSE 100 multinational information and analytics company, where he served as Chief Executive Officer of its LexisNexis Risk Solutions business from 2004 to 2012. From 1999 to 2001 Mr. Peck was General Manager, Online Business and Senior Vice-President, Product Development with Celera Genomics, a bio-technology firm that sequenced the human genome. He currently serves on the Board of Trustees of the Museum of Science and Industry in Chicago and is a director of CCC Information Services, Inc. Mr. Peck holds a Master of Business Administration degree, and received the CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

2018 Meeting attendance			Other public company directorships
Mr. Peck became a director in 2019.			TransUnion		2015 – Present
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2019	0	0	0	0	On target for January 1, 2024

MANAGEMENT INFORMATION CIRCULAR 2019

Scott F. Powers

Boston, MA, United States

Director since October 2015

Independent

Age: 59

Areas of expertise:

•  financial services

•  talent and culture

•  client needs, behaviour and brands

•  sales and distribution

•  corporate development

Current committees:

•  Governance, Nomination & Investment (Chair)

•  Management Resources

Mr. Powers, a corporate director, was President and Chief Executive Officer of State Street Global Advisors until his retirement in August 2015. Before joining State Street in 2008 he was President and Chief Executive Officer of Old Mutual Asset Management Plc, the U.S.-based global asset management business of Old Mutual plc. Prior to 2008 Mr. Powers held senior executive positions at Mellon Institutional Asset Management, BNY Mellon’s investment management business, and at The Boston Company Asset Management, LLC. He has also served as a member of the Systemic Risk Council and the Advisory Board of the U.S. Institute of Institutional Investors.

2018 Meeting attendance			Other public company directorships
Board	10 of 10	100%	Automatic Data Processing, Inc.		2018 – Present
Governance, Nomination & Investment	6 of 6	100%	PulteGroup, Inc.		2016 – Present
			Whole Foods Market, Inc.		May – August 2017
Management Resources	6 of 6	100%

2018 Annual Meeting votes in favour: 99.8%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2019	975	12,209	13,184	$664,078	On target for October 30, 2020
2018	975	7,277	8,252	$436,201
Change	0	4,932	4,932	$227,877

Hugh D. Segal, OC, OONT., CD

Kingston, ON, Canada

Director since May 2009

Independent

Age: 68

Areas of expertise:

•  government relations/ policy

•  risk management

•  client needs, behaviour and brands

•  corporate governance

•  digital and data/analytics

Current committees:

•  Audit

•  Governance, Nomination & Investment

Mr. Segal is Principal of Massey College, University of Toronto. He was a Canadian senator from 2005 to July 2014. Before that Mr. Segal was President & Chief Executive Officer of the Institute for Research on Public Policy. He was formerly Vice-Chair of the Institute of Canadian Advertising. Mr. Segal is a Senior Advisor at Aird & Berlis LLP. He is a Distinguished Fellow at the Munk School of Global Affairs, University of Toronto, a Distinguished Fellow at the School of Policy Studies, Queen’s University and a Senior Fellow at the Canadian Institute of Global Affairs. Mr. Segal is an Honorary Captain of the Royal Canadian Navy, an Honorary Captain of the Canadian Forces College, Chair of The NATO Association of Canada and Honorary Chair of the Navy League of Canada. He is an officer of the Order of Canada and a member of the Order of Ontario.

2018 Meeting attendance			Other public company directorships
Board	10 of 10	100%	Just Energy Group Inc. (formerly Energy Savings Income Fund)		2001 – 2015
Audit	5 of 5	100%

Governance, Nomination & Investment	6 of 6	100%

2018 Annual Meeting votes in favour: 99.8%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2019	8,657	22,944	31,601	$1,591,742	Meets
2018	8,657	20,049	28,706	$1,517,399
Change	0	2,895	2,895	$74,343

MANAGEMENT INFORMATION CIRCULAR 2019

Barbara G. Stymiest,

FCPA, FCA

Toronto, ON, Canada

Director since May 2012

Independent

Age: 62

Areas of expertise:

•  financial services

•  risk management

•  accounting

•  client needs, behaviour and brands

•  corporate governance

•  designated audit committee financial expert

Current committees:

•  Risk & Conduct Review (Chair)

•  Audit

Ms. Stymiest, a corporate director, was Chair of BlackBerry Limited, a company that provides technology that allows endpoints to trust one another, communicate securely, and maintain privacy, from January 2012 to November 2013. She was a member of the Group Executive at Royal Bank of Canada, an international banking and financial services organization, from 2004 to 2011. Ms. Stymiest was Royal Bank’s Group Head, Strategy, Treasury and Corporate Services from 2010 to June 2011 and Chief Operating Officer from 2004 to 2009. Prior to that she held senior positions in the financial services sector including Chief Executive Officer, TSX Group Inc., Executive Vice-President and Chief Financial Officer, BMO Nesbitt Burns, and Partner, Financial Services Group, Ernst & Young LLP. Ms. Stymiest is a Fellow of the Institute of Chartered Professional Accountants of Ontario and received an Award of Outstanding Merit from that organization in 2011. In addition to the public company boards listed below, she is the Chair of the Canadian Institute for Advanced Research and the Vice-Chair of the University Health Network in Toronto. She holds an Honours Business Administration degree. In November 2018 Ms. Stymiest was named to the 2018 National Association of Corporate Directors (NACD) Directorship 100.

2018 Meeting attendance			Other public company directorships
Board	10 of 10	100%	George Weston Limited		2011 – present
Audit	4 of 5	80%	BlackBerry Limited		2007 – present
Risk & Conduct Review	4 of 4	100%
2018 Annual Meeting votes in favour: 99.9%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2019	5,000	34,532	39,532	$1,991,227	Meets
2018	5,000	28,739	33,739	$1,783,444
Change	0	5,793	5,793	$207,783

To the knowledge of the company, other than as set out below, no proposed director is, as at the date of this Circular, or has been, in the last ten years (a) a director, chief executive officer or chief financial officer of any company (including Sun Life Financial) that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that: (i) was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director or executive officer of any company (including Sun Life Financial) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Further, to the knowledge of the company, other than as set forth below, no proposed director has been (a) bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or (b) subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director:

•

Ms. Coyles was a director of Postmedia Network Canada Corp. while it completed a restructuring following an arrangement plan under the Canada Business Corporations Act in October 2016. Ms. Coyles is no longer a director of Postmedia Network Canada Corp.

MANAGEMENT INFORMATION CIRCULAR 2019

•

Mr. Glynn was a director of MF Global Holdings Ltd. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

•

Mr. Peck was a director and President & Chief Executive Officer of TransUnion when it agreed to settle a Civil Investigative Demand by the U.S. Consumer Financial Protection Bureau (CFPB) in December 2016 focused on common industry practices relating to the advertising, marketing and sale of consumer reports, credit scores or credit monitoring products to consumers by TransUnion’s Consumer Interactive segment. TransUnion executed a Stipulation and Consent to the Issuance of a Consent Order which was issued by the CFPB in January 2017, which required them to implement certain practice changes in the way they advertise, market and sell products and services to consumers, develop a comprehensive compliance plan, and pay approximately US$13.9 million for redress to eligible customers and a civil money penalty to the CFPB in the amount of US$3.0 million.

Meeting attendance

The GNIC reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of board and committee meetings every year. A director who does not meet this attendance requirement in two consecutive years must offer to resign. The table below is a consolidated view of how many board and committee meetings each director attended in 2018. From time to time unscheduled board meetings may be called on short notice to consider mergers and acquisitions (M&A) transactions or other matters and one or more of our directors may be unable to attend these meetings due to the short notice. Where a director is unable to attend a meeting, feedback and questions based on meeting materials are directed to the Chairman of the Board or the Chair of the applicable committee, as appropriate, to address at the meeting. During the year ended December 31, 2018, average attendance of all directors at both board and committee meetings was 99%.

Name	Board meetings attended		Committee meetings attended		Total meetings attended
William D. Anderson[1]	10 of 10	100%	n/a	n/a	10 of 10	100%
Dean A. Connor[2]	10 of 10	100%	n/a	n/a	10 of 10	100%
Stephanie L. Coyles	10 of 10	100%	9 of 9	100%	19 of 19	100%
Martin J. G. Glynn	10 of 10	100%	10 of 10	100%	20 of 20	100%
Ashok K. Gupta[3]	6 of 7	86%	6 of 6	100%	12 of 13	92%
M. Marianne Harris	10 of 10	100%	10 of 10	100%	20 of 20	100%
Sara Grootwassink Lewis	10 of 10	100%	11 of 11	100%	21 of 21	100%
Christopher J. McCormick	10 of 10	100%	12 of 12	100%	22 of 22	100%
Scott F. Powers	10 of 10	100%	12 of 12	100%	22 of 22	100%
Réal Raymond[4]	3 of 3	100%	5 of 5	100%	8 of 8	100%
Hugh D. Segal	10 of 10	100%	11 of 11	100%	21 of 21	100%
Barbara G. Stymiest	10 of 10	100%	8 of 9	89%	18 of 19	95%

[1]	Mr. Anderson attended committee meetings in his capacity as non-executive Chairman.
[2]	Mr. Connor attended committee meetings in his capacity as President & Chief Executive Officer and a director.
[3]

On May 9, 2018, Mr. Gupta became a director and a member of the Management Resources Committee and the Risk & Conduct Review Committee. Mr. Gupta was unable to attend an unscheduled board meeting called on short notice.

[4]	On May 9, 2018, Mr. Raymond retired. He was a member of the Audit Committee and the GNIC.

MANAGEMENT INFORMATION CIRCULAR 2019

The auditor

The board, on the recommendation of the Audit Committee, recommends that shareholders vote for the appointment of Deloitte as auditor of Sun Life Financial for 2019. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999 and has served as the auditor of Sun Life Assurance since 1875. If you do not specify in the proxy form or your voting instructions how you want to vote your shares, the persons named in the form will vote for the appointment of Deloitte as auditor.

Auditor’s fees

The following table shows the fees relating to services provided by Deloitte for the past two years.

		($millions)
For the year ended December 31	2018	2017
Audit fees	17.3	17.1
Audit-related fees	1.1	1.4
Tax fees	0.3	0.3
All other fees	1.0	0.9
Total	19.7	19.7

Audit fees relate to professional services rendered by the auditors for the audit of our annual consolidated financial statements, the statements for our segregated funds and services related to statutory and regulatory filings.

Audit-related fees include assurance services not directly related to performing the audit of the annual consolidated financial statements of the company. These include internal control reviews, specified procedure audits and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

We have a policy that requires the Audit Committee to pre-approve any services that are to be provided by the external auditor. The committee has, subject to certain fee thresholds and reporting requirements, pre-approved certain audit, audit-related and other permissible non-audit services that are consistent with maintaining the independence of the external auditor. You can find more information about this policy in our 2018 annual information form which is filed with the Canadian Securities Regulators on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

MANAGEMENT INFORMATION CIRCULAR 2019

Non-binding advisory vote on our approach to executive compensation

Since 2010, the board has held an annual advisory vote on our approach to executive compensation to respond to shareholders and other stakeholders who were advocating for this form of shareholder engagement. Last year, 97.6% of votes cast were in favour of our approach to executive compensation, and since 2010 at least 92.0% of votes cast each year have been in favour of our approach to executive compensation.

One of the board’s primary responsibilities is to ensure Sun Life Financial is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on our approach to executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions. Detailed information on our approach to executive compensation and what we paid our named executive officers can be found beginning on page 51 of this Circular.

We will ask the shareholders to consider and vote on the following resolution. The board recommends that shareholders vote for the resolution. If you do not specify in the proxy form or your voting instructions how you want to vote your shares, the persons named in the form will vote for the resolution.

“RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 15, 2019 delivered in advance of the annual meeting of common shareholders on May 9, 2019.”

Corporate governance practices

Our board regularly reviews our governance processes and practices to make sure the board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.

We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators’ corporate governance guidelines, guidelines issued by OSFI for effective corporate governance in federally regulated financial institutions, the TSX corporate governance rules, the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly listed companies and the Philippine Stock Exchange corporate governance guidelines applicable to us.

MANAGEMENT INFORMATION CIRCULAR 2019

Governance at a glance

We say “Yes” to

✓	Ethical behavior (see more on page 21)
●	We have a foundation of ethical behavior, high business standards, integrity and respect
●	Our Code of Business Conduct (Code) applies to every director, officer and employee, who are required to review and certify compliance every year

✓	Independence (see more on page 22)
●	Our Chairman of the Board, committee chairs and all members of our committees are independent directors
●	Independent directors meet without management at each board and committee meeting

✓	Key attributes, skills and experience (see more on page 24)
●

The eight key attributes we expect of our directors are integrity, independent and informed judgment, accountability, knowledge of business issues and financial matters, commitment to operational excellence, responsiveness, initiative and collaboration

●	The GNIC ensures that the board includes members with a broad range of skills and experience to carry out its mandate

✓	Tenure and renewal (see more on page 25)
●	We use professional executive search firms and referrals to identify prospective director candidates
●	The GNIC, together with the Chairman of the Board, continuously monitors board succession requirements and maintains a directors’ skills matrix
●	Shareholders elect individual directors annually
●	Our policy on majority voting is informed by best practices and complies with TSX rules
●	We limit the number of public company directorships our directors may have (limit of one other for directors that are employed full-time, and limit of three others for those not employed full-time)
●	We have a limit on board interlocks (no more than two directors may serve on the board of another public company and directors may not serve together on more than two other public companies)
●	In 2017, the board adopted a proxy access policy

✓	Diversity and inclusion (see more on page 27)
●	We have a board diversity policy that considers multiple aspects of diversity, including gender, age, ethnicity and geography
●	We are committed to diversity and inclusion, and have an enterprise strategy to strengthen diversity of all kinds, including gender, and diversity in day-to-day business practices
●	Four out of our current 12 directors (33%) and four out of our 11 director nominees (36%) are women
●	Three out of our four committee chairs (75%) are women

✓	Board development and assessment (see more on page 28)
●	Both current and new directors are provided orientation and continuing education programs
●	New directors attend site visits to each of the company’s four business pillar locations over a two to three year period
●	The board, committees and individual directors participate in an annual effectiveness assessment process

MANAGEMENT INFORMATION CIRCULAR 2019

✓	Strategic planning and risk management oversight (see more on pages 30 and 31)
●

All directors attend an annual strategic planning meeting held in one of our four business pillar locations and management updates the board on the execution of strategy and strategic considerations at every regular board meeting

●

The board provides ongoing oversight of risk management programs, including through the allocation of risk oversight to its four committees, and monitors that the principal risks are appropriately identified and managed

✓	Succession planning and talent management (see more on page 31)
●

The Management Resources Committee (MRC) has oversight of talent development and succession planning for senior management and the CEO’s assessment of other senior officers, and the board conducts the assessment of the CEO

✓	Shareholder engagement and alignment (see more on page 32)
●	The Chairman of the Board communicates with shareholders and other stakeholders in connection with governance-related matters
●	Independent directors must own at least $735,000 (7x the cash portion of the independent director base retainer) in common shares and/or DSUs within five years of joining the board

We say “No” to

×Slate voting for directors

●	Shareholders can vote for or withhold their vote from individual directors, and we do not have slate voting

×Staggered voting for directors

●	Directors are not elected for staggered terms, and we have annual elections for all directors

×Unequal voting structure

●	We do not have dual-class or subordinate voting structures

×Tie-breaking vote

●	In the event of a tie vote at the board our Chairman does not have a deciding vote

×Hedging of Sun Life securities

●	We do not allow hedging of Sun Life Financial securities by directors and senior management

×Pensions and stock options for independent directors

●	Independent directors are not allowed to participate in our stock option or pension plans

MANAGEMENT INFORMATION CIRCULAR 2019

Ethical behaviour

We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The board establishes the “tone from the top” and makes every effort to ensure that senior management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included in our board, committee and peer effectiveness surveys.

The board has established the Code that applies to every director, officer and employee, with no exception. Each director, officer and employee receives training and is required to attest to compliance with the Code annually. Communications that accompanied the Code in 2018 further reinforced our expectations of behaviours in the workplace; emphasizing the importance of fostering a workplace that is free of harassment of any kind and strongly encouraging employees to report any inappropriate behavior or conduct that does not align with the Code. The GNIC is responsible for reviewing the effectiveness of the Code, monitoring compliance with the Code and reporting the results of its review to the board annually. Any breaches of the Code are reported at the next committee meeting and the Chief Compliance Officer reviews our controls and compliance with the committee annually. The Code is reviewed annually and was last updated in 2018. A copy of the Code is available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

The board of directors

Mandate, roles and responsibilities

The board is responsible for supervising the management of the business and affairs of the company. It carries out its stewardship responsibilities directly and through its four standing committees. The board and the GNIC review the board charter at least annually (see Schedule A).

The Chairman of the Board is an independent director. He is responsible for providing leadership that enhances the effectiveness and independence of the board. He manages the board’s affairs to assist the directors in carrying out their responsibilities and helps the board operate cohesively. The Chairman works closely with the Chair of the GNIC to regularly evaluate, and in appropriate circumstances propose enhancements to, the board’s governance structure and procedures.

The Chairman and respective committee chairs are responsible for setting meeting agendas and reviewing the meeting materials with management before meetings so that the meetings are productive and enhance the board’s effectiveness and independence. The Chairman is a regular attendee of board committee meetings.

Committee chairs are consulted in advance in connection with the appointment, reassignment, replacement or dismissal of senior management within their respective committee’s areas of responsibility, including those in OSFI-identified control functions. Committee chairs are consulted annually on the performance assessment and compensation awarded to those individuals. Each committee chair is an independent director and generally holds the position for five years. Committees, in consultation with the Chairman of the Board, can hire independent advisors.

The President & Chief Executive Officer (CEO) is also a director, as required under the Insurance Companies Act (Canada). There is a written statement of mandate for the CEO which is reviewed by the board annually and which specifies the CEO’s overall accountability for leading the company’s business operations and creating sustainable value for all stakeholders.

MANAGEMENT INFORMATION CIRCULAR 2019

The CEO is responsible for championing the company’s global mission, purpose and values, and is entrusted with managing company resources to ensure optimal performance, developing and maintaining continuity of leadership capabilities and providing leadership in risk management, corporate governance and regulatory compliance. The CEO is responsible for developing proposals for the company’s enterprise-wide strategy, recommending them to the board for approval, and communicating and executing the agreed strategy. The CEO reinforces an effective and robust risk management and control framework and promotes a risk culture consistent with our risk philosophy and appetite.

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors in which we operate, and prepare for and actively participate in board and committee meetings in an objective way. They must also understand the board and committee charters and our corporate governance policies and practices, comply with our Code and meet our share ownership guidelines (see page 48).

We have eight key attributes we expect of our directors when they carry out their duties:

The board charter included as Schedule A contains the full position descriptions of our directors, our Chairman of the Board and our committee chairs.

Board size

According to our by-laws, our board can have a minimum of eight and a maximum of 20 directors. The board assesses its effectiveness and optimal size annually and believes the current size should be a minimum of 11 and a maximum of 14 directors in order to fulfil its responsibilities.

Independence

The board maintains a majority of independent directors to ensure it operates effectively and independently of management. All members of the board’s standing committees must be independent.

A director is independent under our Director Independence Policy if he or she does not have a direct or indirect relationship with Sun Life Financial that could reasonably be expected to interfere with his or her ability to exercise independent judgment. You can find a copy of our Director Independence Policy on our website (www.sunlife.com).

MANAGEMENT INFORMATION CIRCULAR 2019

The GNIC evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 10 of the 11 are independent, and that all of the current members of the Audit Committee (AC) and MRC meet the additional independence requirements set out in that policy for membership on those committees. Dean A. Connor is not independent because he is our CEO.

The roles of the Chairman and the CEO are separate. The board believes that this separation increases the effectiveness of the board and facilitates enhanced oversight of management. William D. Anderson is Chairman of the Board and an independent director. Having an independent Chairman promotes strong board leadership, encourages open discussion and debate at board meetings, and avoids potential conflicts of interest.

Meeting in-camera

The independent directors meet without management present at the end of each board and committee meeting. The members of the MRC also regularly meet without management present at the beginning of their meetings. The Chairman of the Board and committee chairs encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are made. The independent directors also meet routinely with the heads of key control functions at committee meetings (see committee reports pages 36 to 45).

MANAGEMENT INFORMATION CIRCULAR 2019

Key attributes, skills and experience

The GNIC ensures at all times that the board includes members with a broad range of business and strategic experience and expertise so that the board is able to effectively carry out its mandate. On an annual basis, the GNIC and the board determine the primary areas of experience and expertise that they believe are necessary for the board as a whole to possess in order to be an asset to the company and fulfil its responsibilities. These include the eight key attributes listed on page 22 and the specific experience and expertise listed in the table below and described in the text that follows. The table below also shows the experience and expertise that each director nominee, other than Dean A. Connor, our CEO, has indicated he or she brings to the board. Each such director nominee has also identified the principal areas of expertise that he or she possesses and those are listed in the respective director nominee profiles on pages 10 to 15. The GNIC reviewed the areas indicated by each nominee and the rationale provided for their respective selections and is satisfied that the nominees possess skills in those areas.

Experience and expertise
Financial Services	✓		✓	✓	✓	✓		✓		✓
Government Relations/Policy				✓	✓	✓	✓		✓	✓
International Business	✓	✓	✓	✓	✓		✓	✓	✓	✓
Risk Management	✓		✓	✓	✓	✓		✓	✓	✓
Actuarial[1]				✓
Talent and Culture	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Accounting	✓			✓	✓	✓				✓
Client needs, behaviour and brands		✓	✓	✓	✓			✓	✓	✓
Sales and Distribution		✓	✓	✓			✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Development	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Digital and Data/Analytics		✓	✓	✓		✓	✓	✓	✓	✓
[1]	In addition, Mr. Connor is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries.

•	Financial Services – experience in the financial services sector with particular knowledge of insurance, asset management or mutual fund operations
•	Government Relations/Policy – experience in government relations or public policy
•	International Business – experience in a senior level role in an organization with operations in Asia or other international jurisdictions and experience working with different cultures
•	Risk Management – knowledge of and experience with the identification of material risks, risk assessment, internal risk mitigation and controls, and risk reporting
•	Actuarial – knowledge of and experience with the components of profitability in an insurance business

MANAGEMENT INFORMATION CIRCULAR 2019

•

Talent and Culture – experience guiding and championing a high performance culture, embedding human resources practices that attract, retain and develop a disproportionate share of top talent, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design

•

Accounting – knowledge of and experience with financial accounting and International Financial Reporting Standards, corporate finance and capital, and familiarity with internal financial and accounting controls

•	Client needs, behaviour and brands – experience in creating financial products for retail distribution, Client research or brand development and positioning
•	Sales and Distribution – experience in overseeing proprietary sales forces and direct and third-party distribution channels
•	Corporate Governance – experience in corporate governance principles and practices and at a major organization
•	Corporate Development – experience in identifying and evaluating corporate development opportunities, including acquisitions, partnerships and joint ventures
•	Digital and Data/Analytics – experience or knowledge relating to the technology, digital and data/analytics needs and/or strategy for a major organization.

The GNIC also reviews the membership of each committee annually to ensure each committee is comprised of members with the experience and expertise required to fulfil the committee’s mandate.

Tenure and board renewal

Every year the GNIC recommends a list of candidates for nomination to the board.

Our Director Independence Policy includes provisions on directors’ tenure. Independent directors will generally retire from the board after they have served for 12 years. The independent directors can waive this retirement requirement to allow a director to serve for up to three additional years if they unanimously determine that it is in the company’s best interests to do so. Thereafter, the retirement requirement can be waived by the independent directors on an annual basis if they unanimously determine that it is in the company’s best interests to do so. The board does not have a mandatory retirement age for directors. Other mechanisms of board renewal include the rigorous board and committee assessments (see page 31), the evergreen list of prospective candidates (see page 26) and the annual review of the directors’ skills matrix (see page 24).

The average tenure of the independent director nominees is 4.91 years (4.42 years in prior year).

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The table below shows the directors who are currently expected to retire or who will be required to retire under our director tenure provisions, unless waived, during the next three years, and the areas of expertise that they have indicated they bring to our board.

Director	Retirement Year	Committee Memberships	Areas of Expertise
Christopher J. McCormick	2019	Governance, Nomination & Investment Management Resources	• international business • client needs, behaviour and brands • sales and distribution • corporate governance • corporate development
Hugh D. Segal	Tenure limit reached in May 2021	Audit Governance, Nomination & Investment	• government relations/ policy • risk management • client needs, behaviour and brands • corporate governance • digital and data/analytics

The CEO must resign from the board when he or she retires or leaves the company.

A director must tender a written offer to resign if:

•	he or she has not attended at least 75% of board and committee meetings for two consecutive years
•	his or her principal employment or other business or professional circumstances have changed materially
•	he or she receives more withheld votes than for votes from shareholders in an uncontested election.

Committee chairs are appointed annually. Generally, a director will serve as a committee chair for five years.

Recruiting new directors

The GNIC has primary responsibility for identifying potential new directors and has adopted guidelines for director recruitment. The committee chair, in consultation with the committee members and the Chairman of the Board, maintains an evergreen list of prospective candidates which is comprised of individuals whom the committee feels would be appropriate to be considered to join the board when a vacancy arises and who would fill in gaps on, or complement, the current competencies, skills and qualities of the board, meet diversity criteria to help the board achieve its diversity aspirations set out in the board diversity policy, as well as comply with the independence requirements of the board and its committees. The directors’ skills matrix (see page 24) is the primary consideration for the committee when determining a need to recruit a new director and identifying the competencies, skills and qualities that prospective directors should possess. The committee develops a preferred candidate profile based on the competencies, skills and qualities determined to be best suited to complement the existing directors or fill a need on the board. Candidates are identified through the use of executive search firms and referrals. Executive search and background screening firms are used to conduct reference and background checks on potential candidates. Suitable candidates are interviewed by the Chairman of the Board, the committee chairs and the CEO. The committee receives input from all of these sources in connection with their recommendation to the board for the appointment or nomination of a new director.

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Diversity and inclusion

Our commitment to diversity and inclusion is at the centre of our company values and is critically important to the board and executive management. We believe that highly qualified directors and executive leaders who reflect the Clients we serve, our employees around the world, and the communities where we operate bring broader perspectives and experience to deepen our insight, enhance innovation and accelerate growth. They also create an inclusive, high performing culture where all employees, regardless of gender, race, religion, age, country of origin, physical ability, sexual orientation or other diversity attributes, can contribute to their full potential.

The board believes a diverse group of directors produces better corporate governance and oversight. The board has adopted a diversity policy that includes provisions relating to the identification and nomination of female directors. The objective of the board’s diversity policy is to ensure that the board as a whole possesses diverse characteristics, including a diversity of qualifications, skills, experience and expertise relevant to the company’s business, in order to appropriately fulfil its mandate. Board diversity at the company is more than gender diversity.

Effective implementation of the board’s diversity policy is the responsibility of the GNIC. When recruiting candidates for appointment or election to the board, the GNIC will generally:

•	develop a preferred candidate profile based on the qualifications, skills, experience and expertise determined to be best suited to complement the existing directors or fill a need on the board,
•	consider the level of diversity on the board based on gender and other criteria such as age, ethnicity and geography, and
•	require a director search firm to identify diverse candidates within the scope of the preferred candidate profile.

The GNIC will assess the effectiveness of the board’s diversity policy by considering the level of diversity on the board based on the factors identified above and whether the target percentage of female directors has been achieved. The committee reports thereon to the board on an annual basis.

As we continue to drive our commitment to gender diversity, we have:

•	signed the Catalyst Accord 2022, which aims to increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or greater by 2022; and
•	joined the 30% Club Canada, which has set a goal of 30% of board seats and C-suites to be held by women by 2022.

Women on the board

The board’s diversity policy includes provisions relating to identification and nomination of female directors. The board has set a target of having at least 30% female directors and will aim to increase this percentage when recruiting, taking into account the desired qualifications, skills, experience and expertise and the need for all forms of diversity on the board. As of the date of this Circular, four out of our current 12 directors (33%), four out of our 11 director nominees (36%), and three out of our four committee chairs (75%) are women.

Women in executive officer positions

We are committed to diversity and inclusion, and have an enterprise strategy to strengthen diversity of all kinds, including gender, and diversity in day-to-day business practices. The strategy focuses on a series of actions that address unique opportunities to understand our Clients’ needs in more depth, review and enhance our talent management practices, enrich our already collaborative and inclusive culture, and ensure our investments and participation in the community support our diversity objectives.

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We are embedding diversity further into the core of our talent management practices to ensure they are free of systemic bias and that no group, including women, is disadvantaged. We regularly monitor and review the number of women in executive and senior leadership positions through our annual Talent Review and Succession Management process. This is an annual activity where we accomplish the following:

•	succession planning for positions on our Executive Team and the management teams of each business group and function, including specific plans to address gaps, and
•	review of the potential of all leaders at the middle management level and above, including the required support for their on-going development and career growth.

One of the key metrics we review is the number of women in executive and senior leadership roles and in our senior management pipeline. Our Executive Team and the MRC review the results of this process, including year-over-year changes, and the members discuss and advise on the number of women currently holding executive officer positions and in our pipeline. Our succession plans are also reviewed by the board.

When we select leaders for executive officer and senior leadership positions, both internally and externally, we require a diverse slate of candidates, including women. In situations where we are working with external executive search firms, one of the standard terms and conditions in our contracts is the presentation of diverse candidates and we identify talent pools where we are likely to find candidates with broad skills and experience.

At the conclusion of our annual performance management and compensation cycle, we analyze compensation levels across the organization, including the compensation of women holding executive officer and senior leadership positions, to ensure fair and equitable treatment, free from systemic bias.

The following chart shows the number and percentage of men and women who are executive officers (members of the Executive Team), direct reports of the CEO and senior executives of the company as of January 31, 2019. The executive officers are also officers of Sun Life Assurance.

Gender	Number of Executive Officers	Percentage of Executive Team Members	Number of CEO Direct Reports[1]	Percentage of CEO Direct Reports	Number of Senior Executives	Percentage of Senior Executives
Men	9	75%	7	64%	146	66%
Women	3	25%	4	36%	76	34%
Total	12	100%	11	100%	222	100%
[1]	CEO Direct Reports includes 10 Executive Officers, and one Senior Executive that reports directly to the CEO.

Board development

Our orientation program for new directors includes formal information sessions and a directors’ manual with information about the company, the board and its committees, board administration, directors’ duties, policies applicable to the directors, and future meeting schedules. Information sessions are held in the company’s key locations and cover the company’s four business groups and each corporate function. The Chairman of the Board and committee chairs meet with new directors to discuss the role of the board and board committees in detail. New directors also attend sessions on our corporate strategy and financial objectives and visit our business pillar locations to meet with corporate and operational management.

Directors are provided with an extensive list of upcoming outside professional development programs that may be of interest, which is updated throughout the year as new programs become available. The list includes governance, financial, compensation and industry topics.

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Directors can participate in these programs at our expense, as long as the Chairman of the Board approves them in advance. Directors attended sessions in 2018 that were organized by third parties including the Institute of Corporate Directors, PricewaterhouseCoopers LLP, Tapestry Insurance Governance Leadership Network, Ernst & Young, LLP, Global Risk Institute, National Association of Corporate Directors, Korn Ferry, KPMG LLP, and Centre for International Governance Innovation. The board has implemented a formal process by which new directors will attend site visits to each of the company’s four business pillar locations over a two to three year period, and all directors will attend a strategic board meeting in one of our four business pillar locations on an annual basis. The board believes that these site visits enhance ongoing director education. All of the directors are members of the Institute of Corporate Directors in Canada and the National Association of Corporate Directors in the U.S., which provide continuing education for directors through publications, seminars and conferences.

We also hold regular education seminars in conjunction with board and committee meetings to give directors a deeper understanding of our businesses and operating environment, and to encourage more in-depth discussion in specific areas. The table below lists the education seminars we organized for our directors in 2018.

Month	Topic	Audience[1]
February	Digital Health Solutions	Board
February	SLF Canada: Provider Claims Fraud	Board
February	Risks to the Consensus 2018 U.S. Credit Forecast	GNIC Risk & Conduct Review Committee (RCRC)
May	Artificial Intelligence	Board
May	India: Overview of Economic, Political, Social and Regulatory Environment and Market Opportunity	Board
May	Individual Insurance and Wealth, Canada – Progress and Challenges	Board
May	IFRS 17 Overview	AC
May	The Expansion of Direct Credit Origination in Asia	GNIC RCRC
May	Process and Considerations for Allocation of Risk Limits	RCRC
June	SLF US Enrollment Process	Board
June	MFS Institutional Fixed Income Product Pitch	Board
June	Update on the US Political Environment & Impact on SLF US	Board
August	Update on Cyber Security	Board
August	The Post-crisis Evolution of Debt	GNIC RCRC
August	Capital Diversification Benefits Methodology and Limitation	RCRC

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Month	Topic	Audience[1]
September	Brand Strategy – Strengthening our Sun Life Brand	Board
September	Enterprise Services Strategic Plan: Achieving Client for Life through Technology, Digital and Data	Board
September	Indonesia Country Analysis	Board
November	China Country Analysis	Board
November	IFRS 17 Update and Education Session	AC
November	In Depth Topic – The Anatomy of a Credit Cycle	GNIC RCRC
[1]	The overall attendance rate of board and committee members at these education seminars was 99%.

Serving on other public company boards and audit committees

The board has a policy limiting the number of public company directorships that directors should hold. Directors who are employed full-time should hold no more than one other public company directorship and directors who are not employed full-time should hold no more than three other public company directorships. Directors are also required to notify the Chairman of the Board, the Chair of the GNIC, the CEO and the Chief Legal Officer prior to accepting a directorship on an additional public, private or not-for-profit board, to provide an opportunity for them to verify that the director continues to have the time and commitment to fulfil his or her obligations to the board and to be satisfied that the director is in compliance with the above policy and no real or apparent conflict of interest would result.

The board has adopted a policy limiting the number of board interlocks among our directors. This policy is intended to promote independence and avoid potential conflicts of interest. No more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies (each, an interlock). There are currently no interlocks.

The NYSE corporate governance rules suggest that audit committee members should not serve on more than three public company audit committees. All of the current members of the AC comply with this standard.

Strategic planning

The board sets the strategic direction for the company and approves the annual business plan, including the annual capital and investment plans. It also approves the vision and mission statement and reviews the effectiveness of our strategic planning process on a regular basis.

We hold an in-depth strategy session with the board every year in June. In June 2018, in addition to considering strategic plans and priorities for each of our four business groups, the board focused on the key risks facing the business relating to the global economic environment, the potential for recession and its impacts, and the current external environment and the impacts of competitive, social, technological, political, regulatory and environmental forces. Consideration was also given to the alignment of the strategic plan projections with our risk appetite. The Executive Team reviewed and discussed the feedback and perspectives provided by the board and the board then approved the updated strategic plan at its meeting in August.

Management updates the board on the execution of the strategy and strategic considerations at every regular board meeting. The board must approve any transaction that will have a significant strategic impact on the company.

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Risk Management Oversight

Our board is ultimately responsible for ensuring the oversight of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Management Framework and the Risk Appetite Policy, and providing ongoing oversight of the risk management programs, including through the allocation of risk oversight to its four standing committees, the board monitors that the principal risks are appropriately identified and managed. The board of directors also oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans.

You can find more information about our risk management practices and the oversight provided by the board and the board committees in the description of our board committees beginning on page 36 and in our annual information form and management’s discussion and analysis (MD&A) for the year ended December 31, 2018 which are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Succession planning and talent management

The MRC has primary oversight of talent development and succession planning for senior management and the CEO’s assessments of the other senior officers. The board has primary oversight of talent management, succession planning and the performance assessment of the CEO. The MRC and the board conduct in-depth reviews of succession options relating to senior management positions and the CEO, respectively, and, when appropriate, approves the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions.

In 2017 and 2018, the MRC and the board reviewed in detail updated succession plans for Executive Team roles and heads of key control functions. The results of these reviews were discussed with the board.

Over the course of the year, the board will typically have direct exposure to over 100 senior executives as they present on their part of the company’s activities.

At least once each year, the board hosts a social event that includes members of management below the Executive Team. These events allow the board to interact and build relationships with high performance and high potential employees who are our future leaders.

Assessing the board

The board, board committees and individual directors participate in an annual assessment process. A form of written questionnaire to be completed by each director was designed to produce feedback on the effectiveness with which the board and committees address their most significant business matters during the year and to identify areas for future improvement. Through this process, the board and each committee follows up on actions to be taken to continuously improve their effectiveness.

The questionnaires are also used to facilitate assessments of the effectiveness of the Chairman of the Board and the committee chairs. The chairs are assessed against the position descriptions for the board and committee chairs contained in our board charter and in relationship to their leadership and facilitation of meetings and interactions with management. Certain members of the Executive Team also complete these questionnaires to provide additional perspective.

Further, the directors’ peer evaluation process consists of one-on-one interviews with the Chairman of the Board and feedback from certain senior executives collected by the Corporate

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Secretary. The Chair of the GNIC provides feedback to the Chairman of the Board based on comments provided by other directors.

Internal control and management information systems

The board has approved a comprehensive Internal Control Framework that codifies the company’s existing system of internal controls set out in policies and related documents. The Internal Control Framework is based on Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The AC reviews and monitors the effectiveness of our internal control and management information systems and receives regular reports on internal control from management, including corporate oversight functions in the actuarial, finance, and internal audit departments. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

Shareholder engagement and communications

The Board believes it is important to have constructive engagement with the company’s shareholders to allow shareholders to express their views. Sun Life has well developed practices to facilitate constructive engagement with its investor base. The table below outlines the key contacts and methods that shareholders can use to engage with Sun Life and access important information:

Board of Directors	The Chairman of the Board or his or her designate may communicate from time to time with shareholders, regulators, rating agencies and corporate governance-focused coalitions in connection with governance-related matters, including the results of the annual advisory vote on executive compensation. All such communications are reported to the board of directors no later than its next regularly scheduled meeting. Shareholders can contact the Chairman of the Board as indicated below under “Contacting the Board”.

Senior Management

The CEO, the Chief Financial Officer, the Vice-President, Investor Relations, and/or other senior management meet regularly with financial analysts and institutional investors, and senior management has recently engaged with institutional investors on topics such as gender pay gap and living wages.

Senior management of the company also engages with shareholders and other stakeholders through executive presentations and by way of special events and announcements. In 2017 and 2018 these additional opportunities for engagement included an Investor Day hosted by Sun Life Financial, participation and presentations at peer led financial services conferences and summits and institutional investors’ conferences. Shareholders can contact senior management as indicated below under “Contacting Investor Relations” and can refer to our Investor Relations website at: https://www.sunlife.com/Global/Investors for more information on upcoming presentations and engagements, including Sun Life Financial’s 2019 Investor Day.

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Investor Relations	Investor Relations provides shareholder resources including analyst coverage information, financial strength ratings, annual financial information and governance and sustainability practices information. Shareholders can contact Sun Life’s Investor Relations as indicated below under “Contacting Investor Relations”.

Shareholder Services	Our Shareholder Services team focuses on serving the needs of individual shareholders of the company and engages with our shareholders either directly or through our transfer agent, on matters related to annual meeting materials, dividend payments, tax receipts and the management and escalation of shareholder inquiries and complaints. In addition, our Shareholder Services team proactively operates asset reunification programs from time to time to find lost shareholders entitled to unclaimed shares and dividends. Shareholders can contact Sun Life Financial’s Shareholder Services team or its transfer agent as indicated below under “Shareholder contacts”.

Live Broadcasts	Management conducts live webcasts of quarterly earnings release conference calls which are accessible to the shareholders and other interested parties, and the company’s annual meeting of shareholders may also be viewed by webcast and shareholders may submit questions through the webcast.

Contacting the Board

Shareholders and other interested parties can contact the directors and the company directly to give feedback:

Board of Directors

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email:    boarddirectors@sunlife.com

Contacting Investor Relations

Investor Relations

Sun Life Financial Inc.

1 York Street, 29th Floor

Toronto, Ontario, Canada M5J 0B6

Email:     investor.relations@sunlife.com

Disclosure policy

The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, MD&A, earnings news releases, the annual information form and this Circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders and provide timely, consistent and accurate information to the investing public

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while meeting our disclosure obligations. The GNIC receives a report annually on the status of compliance with and effectiveness of our disclosure and securities trading policy and the policy is reviewed on a regular basis to determine whether revisions are required to respond to legal and regulatory developments, to reflect changes in the business environment or internal operations or to enhance governance.

The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (www.sunlife.com). Our Code is also available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Corporate governance document	Review cycle
Board of Directors charter (includes position descriptions for directors, including the Chairman of the Board and the committee chairs)	Annually
Board committee charters	Annually
Director Independence Policy	Annually
Code of Business Conduct	Annually, in-depth review at least every three years
Board Diversity Policy	Annually
Director Recruitment Guidelines	Annually

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

For shareholders residing in Canada:	For shareholders residing in the U.S.A.:
AST Trust Company (Canada) P.O. Box 700, Station B Montreal, Quebec, Canada H3B 3K3 Phone: Canada: 1-877-224-1760 International: 1-416-682-3865 Email: sunlifeinquiries@astfinancial.com	American Stock Transfer & Trust Company, LLC 6201 15th Ave Brooklyn, New York 11219 U.S.A. Phone: U.S.: 1-877-224-1760 International: 1-416-682-3865 Email: sunlifeinquiries@astfinancial.com

Additional contact information for other regions is available at www.sunlife.com/shareholdercontacts

For other shareholder inquiries, please contact:

Shareholder Services

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email:	shareholderservices@sunlife.com

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Shareholder proposals

Shareholder proposals for our 2020 annual meeting must be sent to us in writing. We must receive them by 5:00 p.m. (Toronto time) on December 16, 2019 to consider including them in our management information circular for the 2020 meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Fax:	416-585-9907
Email:	boarddirectors@sunlife.com
Mail:	1 York Street, 31st Floor
Toronto, Ontario, Canada M5J 0B6

Withdrawn proposal

Based on Sun Life Financial’s practices, policies and strategies addressing gender pay gap, and a commitment to further dialogue, Vancity Investment Management Inc., 700 West Hastings Street, Vancouver, BC, V6C 1B4, agreed to withdraw a shareholder proposal related to gender pay gap.

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Board committees

The board’s four standing committees are:

•	Audit Committee
•	Governance, Nomination & Investment Committee
•	Management Resources Committee
•	Risk & Conduct Review Committee.

The board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed at least annually and updated as required. All standing committees are comprised entirely of independent directors as defined in our Director Independence Policy.

The committees meet prior to board meetings at which the annual business plan and our annual and quarterly financial results are reviewed and approved, and at other times as required or appropriate.

The Chairman of the Board and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration or follow-up at prior meetings. The committees discuss reports prepared by management, hold private meetings with individual members of management, including the heads of key control functions, and then meet in-camera. Each committee chair reports to the board on the committee’s deliberations and any recommendations that require board approval.

Audit Committee

The primary functions of the AC are to assist the board with its oversight role with respect to:

•	the integrity of financial statements and related information provided to shareholders and others
•	the Company’s compliance with financial regulatory requirements
•	the adequacy and effectiveness of the internal control environment implemented and maintained by management
•	the qualifications, independence and performance of the external auditor who is accountable to the AC, the board and the shareholders
•	the actuarial, finance and internal audit functions and their independence, and assessing the effectiveness of the heads of each function.

Independence and financial literacy

All AC members meet the additional independence standards for audit committee members in our Director Independence Policy (see page 22).

The board has determined that each of Ms. Lewis, Chair of the AC, and Ms. Stymiest has the necessary qualifications to be designated as an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission (SEC) and has the accounting or related financial management experience required under the rules of the NYSE.

All AC members are “financially literate” within the meaning of the rules of the Canadian Securities Administrators on audit committees and the corporate governance listing standards of the NYSE.

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The AC met five times in 2018. The AC met routinely in private with each of Deloitte, the Chief Financial Officer (CFO), the Chief Auditor and the Chief Actuary and met in-camera at each meeting.

Financial reporting

Management is responsible for preparing our consolidated financial statements and the reporting process. Deloitte is responsible for auditing our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S., and the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board in the U.S.

2018 activities

Actuarial

•	reviewed reports on method and assumption changes and management actions and their impact
•	received a report on compliance with the Actuarial Governance Policy
•	received an independent third party peer review of 2017 year-end policy liabilities and an update on recommendations in the peer review
•	reviewed a report on the governance of the value of new business
•	reviewed a report on the disclosure controls related to sources of earnings
•	reviewed a report on Provisions for Adverse Deviations (PfADS) in our actuarial liabilities.

Finance

•	reviewed our principal accounting practices and policies and management’s accounting estimates and judgments with management and Deloitte
•	reviewed regular reports from management on International Financial Reporting Standards (IFRS) developments and received education sessions on IFRS 17 and updates on IFRS 17 implementation plans
•

reviewed the following documents with management and Deloitte, and recommended them to the board for approval: annual consolidated financial statements, quarterly unaudited consolidated financial statements, MD&A and earnings news releases on our annual and quarterly results (Filings)

•	reviewed with management significant events impacting the Filings
•	reviewed with management enhancements to our quarterly and annual financial disclosure
•	received updates on tax matters, including updates on the impacts of U.S. tax reform.

Compliance

•	received reports from the Chief Compliance Officer on compliance matters, including compliance with the Code and whistleblowing and reviewed enhancements to the Code program.

External auditor

•	conducted the annual evaluation of the external auditor and recommended their re-appointment to the board for approval
•	reviewed and accepted the independence of the external auditor and reviewed and approved the Restricting Use of External Auditor Policy
•	reviewed and approved the overall scope of the annual audit plan and necessary resources
•	reviewed and approved services and fees relating to the external auditor as required under the Restricting Use of External Auditor Policy

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•	received updates related to the new auditor reporting model
•

reviewed the results of audits and opinion of the external auditor with respect to our financial statements, including areas identified as significant audit risks or having significant management judgment.

Internal control

•	reviewed the scope of the annual internal audit plan with management and the Chief Auditor, and approved the budget and staffing resources proposed for executing the plan
•	reviewed quarterly reports from the Chief Auditor on audit activities, findings and recommendations and the adequacy and effectiveness of internal control, risk management and governance processes
•	reviewed thematic control topics on information security risk, technology risk, change management risk and compliance risk
•	reviewed the controls assessment of the second line oversight functions from Internal Audit in respect of the Risk Management, Compliance, Finance and Actuarial functions
•

reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls

•	reviewed and recommended amendments to the internal control framework to the board for approval
•	reviewed reports from Business Unit CFOs on the control environment in Sun Life Financial Canada, Sun Life Financial US and Sun Life Financial Asia and the Finance and Actuarial functions.

Office of the Superintendent of Financial Institutions

•	the entire board met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis
•	received an update on the changes to OSFI’s corporate governance guideline.

Finance, internal audit and actuarial functions

•	reviewed and was satisfied with the independence of the Internal Audit function
•	reviewed Statements of Mandate, Responsibility and Authority, including independence and resources, of the CFO, the Chief Auditor and the Chief Actuary functions
•	reviewed annual objectives and initiatives of the CFO, the Chief Auditor and the Chief Actuary and assessed annual performance of the CFO, the Chief Auditor and the Chief Actuary
•	reviewed the organizational structures and effectiveness of the Finance, Internal Audit and Actuarial functions
•	reviewed succession plans and talent development in the Finance, Internal Audit and Actuarial functions
•	reviewed and recommended to the GNIC and to the board updates to the AC’s charter.

You can find more information about the AC in our 2018 annual information form which is filed with the Canadian securities regulators (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

The members of the AC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2018.

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Governance, Nomination & Investment Committee

The GNIC assists the board by:

•	developing effective corporate governance guidelines and processes
•	developing processes to assess the effectiveness of the board and its committees and the contributions of individual directors, including the Chairman of the Board and the committee chairs
•	overseeing the director recruitment guidelines
•

identifying individuals with the competencies, skills and qualifications determined by the board to be the best suited to complement the current board composition, while considering the level of diversity on the board, and recommending the director nominees for election

•	overseeing policies and processes to maintain ethical behaviour
•	overseeing investment practices, performance, procedures and controls related to the management of the general fund portfolio and the company’s asset management businesses
•	reviewing and monitoring the annual investment plan
•

reviewing and approving transactions, either separately or jointly with RCRC, where the acquisition of individual investments for the general account would, on their own, exceed certain limits or ranges in the company’s investment and credit risk management policy.

The GNIC is composed entirely of independent directors. The GNIC met five times in 2018. It met routinely with the Chief Investment Officer and met in-camera at each meeting.

2018 activities

Corporate governance guidelines and processes

•	reviewed corporate governance developments and assessed current corporate governance practices
•	reviewed subsidiary board governance activities and processes
•	reviewed corporate governance disclosure in the meeting materials for the annual meeting and the annual information form
•	reviewed reports on our sustainability strategy and practices and reviewed the annual sustainability report; you can find our sustainability report on our website (www.sunlife.com)
•	reviewed enhancements to the Code and received the annual report on the program
•	reviewed policies regarding board diversity and director independence
•	approved significant charitable donations and related policies and budgets.

Board governance, renewal and assessment

•	reviewed and recommended approval of the management information circular and form of proxy and annual information form
•	reviewed the board and committee charters
•	assessed the independence of directors and reviewed and made recommendations to the board relating to board and committee composition
•	reviewed the director recruitment guidelines and directors’ skills matrix

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•	reviewed potential director candidates, including the evergreen list of candidates, and recommended new directors to the board for approval
•	provided oversight of, in consultation with the Chairman of the Board, the orientation program for new directors, and education programs for current directors
•	reviewed the director site visit guidelines and the annual schedule of director site visits.

Office of the Superintendent of Financial Institutions

•	the entire board met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis
•	received an update on the changes to OSFI’s corporate governance guideline.

Investments

•	reviewed investment strategy, actions and performance for the general account and the company’s asset management businesses
•	received presentations on the private fixed income, public fixed income and derivatives, and mortgages functions
•	reviewed reports on significant investment transactions
•	received reports on market trends, conditions and the future outlook
•	received presentations and updates on commodities and real estate exposures, de-risking plans and the company’s credit risk profile in light of macro-economic developments
•	received reports from the Chief Credit Risk Officer on market outlook, including investment risks and credit events impacting the company’s asset portfolio
•	discussed the strategies employed when investing seed capital in new products and co-investments
•	reviewed performance metrics for the company’s asset management businesses
•	discussed investment strategy and reviewed and recommended to the board approval of the annual investment plan
•	discussed the impact of disruptive technologies on the investment strategy
•	reviewed the investment and credit risk management policy
•	reviewed reports and received presentations on topics including the post-crisis evolution of debt, the anatomy of a credit cycle, and investment losses during the financial crisis.

Investments function

•	reviewed the Statement of Mandate, Responsibility and Authority of the Chief Investment Officer, including the adequacy of his resources, and assessed the effectiveness of the Investments function
•	reviewed annual objectives and initiatives and assessed the annual performance of the Chief Investment Officer
•	reviewed the organizational structure and effectiveness of the Investments function
•	reviewed succession plans for the role of Chief Investment Officer and talent development in the Investments function
•	reviewed and recommended to the board updates to the GNIC charter.

The members of the GNIC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2018.

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Management Resources Committee

The MRC is responsible for assisting the board with its oversight role by:

•

providing input to the board on succession plans for the position of CEO and reviewing succession plans for other senior management positions, with the intent of ensuring timely and effective continuity of leadership

•	reviewing the development of candidates for senior management positions, including the review of major changes in the overall organizational structure that impact senior management roles
•	establishing and overseeing processes for evaluating the performance of the CEO and reviewing the CEO’s assessment of the performance of other senior management employees
•	reviewing and recommending to the board appropriate remuneration for the CEO and other senior management employees
•	promoting talent development across the organization
•	reviewing the employee value proposition to ensure there is sufficient focus on employee engagement and company culture
•	reviewing and recommending to the board appropriate compensation policies, incentive compensation designs and operation, and executive compensation practices
•	overseeing worldwide governance for employee pension plans and employee and advisor savings and retirement plans sponsored by subsidiary companies.

The MRC met six times in 2018. It met in camera at the beginning of each quarterly meeting and again after it reviewed reports from its independent advisors and management. The MRC also held private sessions with the Executive Vice-President, Chief Human Resources & Communications Officer at each quarterly meeting.

2018 activities

Executive compensation

•

reviewed and approved executive compensation policies, programs and levels, including pension and benefit arrangements, and determined appropriate performance measures and targets for incentive compensation plans

•

reviewed and recommended to the board for approval the Annual Incentive Plan targets for 2019 which ensure continued alignment to our business strategy and focus on our Clients as the centre of our strategic objectives

•	reviewed and recommended to the board for approval 2019 salary and long-term incentive budgets
•	reviewed and considered market trends and regulatory developments in executive compensation
•	reviewed internal reporting on and approved amendments to compensation and appointment policies
•	reviewed and approved executive compensation disclosure
•	commissioned and considered the implications of reports from the independent executive compensation advisor
•	reviewed annual incentive plan assessment updates and information on accruals.

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Review of senior management

•	recommended appropriate CEO compensation to the board based on our corporate performance and his leadership in 2018
•	reviewed compensation recommendations for the Corporate Executive Vice-Presidents, Business Group Presidents and other Material Risk Takers and made recommendations to the board.

Talent management/employee engagement

•	conducted an in-depth review of succession options for the CEO and other senior management positions, including at MFS Investment Management, and reviewed development plans for succession candidates
•	completed the periodic review of the process for appointing an interim CEO
•	reviewed the talent pipeline strength methodology, metrics and results
•	discussed employee relations matters
•	reviewed the results of the global employee engagement survey and the major themes that require action
•

reviewed progress against our diversity and inclusion strategy focused on enhancing our inclusive culture and ensuring our workforce reflects the Clients we serve and the communities where we operate, including new commitments to increase female and visible-minority representation at the vice-president level and above

•	reviewed an update on refreshed learning architecture aligned to company strategy
•	reviewed updates on the process and progress of recruiting and recommended the appointment of a new Executive Vice-President, Chief Human Resources & Communications Officer.

Governance and compliance

•	considered the implications of key risks across the enterprise on compensation programs
•	reviewed the audit of our compensation programs against OSFI’s expectations and the Financial Stability Board’s Principles for Sound Compensation Practices
•	reviewed the status of reviews of Canadian pension plans by the Financial Services Commission of Ontario and of US pension plans by the U.S. Department of Labor
•	reviewed the governance of employee pension plans
•	reviewed the key findings and emerging themes from a review of performance evaluation and compensation practices and programs for alignment with business strategy and evolving workforce preferences
•	reviewed a new proposed total compensation approach and framework for executive pay
•	conducted an annual review of worldwide pension and savings plans and related governance policies
•	reviewed and approved amendments to the compensation and appointment policy
•	monitored the human resources risk dashboard
•	monitored key human resources developments including CEO pay ratio and quantum of CEO pay, gender pay equity, Canadian regulatory activities around sales practices and Ontario pension legislation
•	reviewed key aspects of the compensation frameworks for an M&A transaction
•	reviewed and recommended updates to the MRC’s charter.

Office of the Superintendent of Financial Institutions

•	the entire board met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis
•	received an update on the changes to OSFI’s corporate governance guideline.

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Human resources function

•	reviewed the Statement of Mandate, Responsibility and Authority of the Executive Vice-President, Chief Human Resources & Communications Officer, including the adequacy of her resources
•	reviewed annual objectives and initiatives and assessed the performance of the Executive Vice-President, Chief Human Resources & Communications Officer
•	reviewed the organizational structure and effectiveness of the human resources function
•	reviewed succession plans and talent development in the human resources function.

The members of the MRC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2018.

Risk & Conduct Review Committee

The RCRC is a standing committee of the board whose primary functions are to assist the board with its oversight role by:

•

reviewing the management of risk enterprise-wide, and of the risk management function to ensure that management has in place policies, processes and controls designed to identify and effectively manage the significant risks to which the company is exposed and has sufficient capital to underpin those risks

•	regularly monitoring that the risk profile is within the agreed risk appetite of the company and that the company’s capital position is in compliance with regulatory capital requirements
•	monitoring and recommending to the board for approval, the specific risk limits allocated to the businesses and the annual capital plan
•	meeting with the senior business and functional leaders who own and manage the risks, and who oversee the risk management programs
•	overseeing the effectiveness of the risk management function and obtain reports from internal audit on the effectiveness of risk controls within the business and risk function
•	overseeing risk management activities of our subsidiaries and risk posed to the company through its joint venture arrangements
•	reviewing and approving all risk management policies and reviewing compliance with those policies
•

providing the board with an integrated view of oversight of all risk management programs across all board committees, where the board has allocated oversight of specific risk management programs to other board committees

•	overseeing compliance with legal and regulatory requirements and the identification and management of compliance risk.

The RCRC met four times in 2018. It routinely held separate private meetings with the Chief Risk Officer and with the Chief Compliance Officer and met in-camera at the beginning and conclusion of each meeting. The RCRC also met in camera with the Chief Credit Risk Officer periodically.

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2018 activities

Oversight of Risk Management

•	reviewed the emerging and top risks facing our business activities and the controls being applied to mitigate risks
•	received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends
•	reviewed the risk profile quarterly and its alignment with the Risk Appetite Policy including the risk appetite dashboard
•	reviewed in-depth reports on identified key and emerging risks and discussed mitigation strategies with management
•

reviewed the results of Dynamic Capital Adequacy Testing (DCAT) and other scenario analyses, including an external actuarial peer review opinion report on DCAT scenarios, and provided input on the scenarios for 2019

•

received briefings on cyber and information security, process considerations on the allocation of risk limits, risks to the consensus 2018 U.S. credit forecast, the post-crisis evolution of debt, credit origination in Asia and the anatomy of a credit cycle

•	reviewed with management the continued enhancement of the company’s operational risk management programs
•	received business group presentations regarding risk management within our U.S., Canada and Asia businesses
•	reviewed risk considerations under the company’s business plan
•

reviewed and recommended board approval of amendments to the Policy Governance Framework, Compliance Risk Management Policy, Risk Management Framework, Risk Appetite Policy, Capital Risk Policy, Capital Management & Liquidity Framework, Investment and Credit Risk Management Policy, and Business Continuity Management Policy

•	periodically reviewed and approved policies for the management and control of risk and received reports on compliance with risk management policies
•	considered how risk awareness is embedded within the organization through ongoing discussion with management and regular oversight of risk reports, policies, and other risk management programs
•	reviewed risk monitoring programs and reports on risk monitoring activities, including those related to risk appetite, investment and market risks, operational risks and insurance risks
•	reviewed reports on compliance with risk policy limits and monitored related management actions
•	discussed with management optimizing the amount of risk taken within approved risk limits
•	reviewed reports on new products and new business lifetime return on equity
•	reviewed stress testing reports
•	reviewed with management the report on the company’s Own Risk and Solvency Assessment (ORSA).

Oversight of compliance

•	received briefings on Client complaints and complaint handling procedures
•	received business group presentations regarding compliance within our U.S., Canada and Asia businesses
•	received a report on enhancements to the Code of Business Conduct Program
•	received reports on compliance at SLF Canada
•	reviewed and approved the annual compliance plan
•

received regular reports from the Chief Compliance Officer on key compliance matters, including compliance with applicable laws and regulations, ethical conduct, whistleblowing, anti-money laundering, market conduct, fraud, and bribery and corruption

•	reviewed policies and programs to monitor compliance with legal and regulatory requirements

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•	reviewed the annual Anti-Money Laundering Risk Assessment
•	received reports on the company’s processes to ensure compliance with regulations relating to related party transactions.

Internal audit view of risk and compliance

•	received quarterly reports from Internal Audit in relation to risk and compliance oversight.

Oversight of capital and treasury management

•	reviewed and recommended to the board internal capital targets in accordance with OSFI guidelines
•	reviewed and recommended to the board approval of the annual capital plan
•

reviewed our capital position and financial strength quarterly with management, and made recommendations to the board about allocation of capital, dividends, share repurchases, debt redemptions, debt issuances and re-financings

•	monitored the company’s planning, preparation and implementation of the Life Insurance Capital Adequacy Test (LICAT)
•	reviewed asset liability management actions by peers related to LICAT
•	received LICAT post-implementation systems infrastructure/development updates
•	participated in an education session comparing diversification benefits under LICAT and ORSA
•	reviewed the model inventory and modifications log for OSFI approved segregated fund capital models.

Office of the Superintendent of Financial Institutions

•	the entire board met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis
•	received an update on the changes to OSFI’s corporate governance guideline.

Risk monitoring and governance

•

reviewed the Statements of Mandate, Responsibility and Authority, including independence and resources, of the Chief Risk Officer, Chief Credit Risk Officer and Chief Compliance Officer and assessed the effectiveness of their functions

•

reviewed annual objectives and initiatives of the Chief Risk Officer and Chief Credit Risk Officer and assessed the annual performance of the Chief Risk Officer, Chief Credit Risk Officer and Chief Compliance Officer

•	reviewed the organizational structure and effectiveness of the risk management and compliance function
•	reviewed succession plans and talent development in the compliance and risk management functions
•	reviewed specific risk reports to provide an integrated view of oversight of risk management programs to the board, including
•	the implications of key risks across the enterprise on compensation programs at the MRC
•	risk monitoring activities related to investment and market risks at the GNIC
•	risk considerations in the strategic plan at its annual strategy session
•	reviewed and recommended to the GNIC and to the board updates to the RCRC charter.

The members of the RCRC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2018.

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Director compensation

Compensation discussion and analysis

Our philosophy, approach and process

We have two primary compensation objectives:

•	to align directors’ interests with the interests of our shareholders
•	to fairly and competitively compensate directors in order to attract well qualified board members.

The board’s philosophy is to compensate directors fairly for the time and effort required to fulfil their responsibilities and contribute to the effective leadership and direction of the enterprise.

We compare the target pay for our directors (excluding the Chairman of the Board and the CEO) against the total compensation (annual retainer and meeting fees) paid to directors of Canadian financial services sector peers. We determine the median pay for the “typical director” at other financial institutions by reviewing publicly available information from our peer group (see below). We calculate the amount that a typical director at each financial institution would receive in a year assuming an equal number of board and committee meetings at each institution and an equal number of committee memberships for each director. We also benchmark the total compensation paid and trends in director compensation using a broad survey of the public companies included in the TSX60. We use these comparisons to assess the competitiveness of our directors’ compensation program every two years.

We benchmark pay for the Chairman of the Board against the compensation paid to the chairs of companies in our peer group. The median total compensation among peer board chairs is used as a baseline to assess the competitiveness of the Chairman’s compensation. The GNIC also considers other qualitative factors when making recommendations to the board on the Chairman’s compensation.

Our peer group is made up of six major Canadian banks and two insurance companies.

We selected these companies as peers because they are leading financial services organizations in Canada that we believe recruit director candidates with similar skills and experience as we seek.

• Bank of Montreal • CIBC • Great West Life • Manulife Financial	• National Bank of Canada • RBC • The Bank of Nova Scotia • The Toronto-Dominion Bank

The GNIC considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to our peer group and makes recommendations to the board.

Program structure

Directors receive an annual retainer, committee retainers and travel fees for serving on the boards of Sun Life Financial and Sun Life Assurance. The cost is shared equally between the two companies. Directors are also reimbursed for travel and other expenses they incur to attend our board and committee meetings. Committee chairs receive an additional retainer because of their increased responsibilities.

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Directors receive a portion of their annual board retainer in DSUs (see below). The Chairman of the Board receives a separate annual retainer that includes a portion in DSUs (see below). He is also reimbursed for travel and other expenses he incurs while carrying out his duties as Chairman. He does not receive travel fees.

Mr. Connor does not receive any director compensation because he is our CEO. Details regarding Mr. Connor’s compensation can be found in the Executive Compensation section of this Circular beginning on page 51.

Directors’ compensation for 2018

The table below shows the directors’ compensation structure for 20181:

Chairman of the Board’s retainer	$405,000	[2]
Directors’ retainers	$210,000	[3]
Committee chairs’ retainers	$40,000
Committee members’ retainers	$10,000
[1]	Travel fees are (i) $1,500 when travel time for a round trip was two to six hours and (ii) $3,000 when travel time for a round trip was six hours or more.
[2]	$105,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.
[3]	50% of which was received in DSUs and 50% of which was received in cash, DSUs and/or shares.

Changes to Directors’ Compensation for 2019

In 2019, the GNIC retained Meridian Compensation Partners (Meridian), an independent compensation consultant, to provide a competitive review of our director compensation program. Meridian used data from our peer group and data from a 2018 Meridian survey of the TSX60. Based on Meridian’s analysis the GNIC recommended, and the board approved, the compensation structure set out below effective January 1, 2019:

Chairman of the Board’s retainer	$440,000	[1]
Directors’ retainers	$225,000	[2]
Committee chairs’ retainers	$45,000
Committee members’ retainers	$10,000
[1]	$140,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.
[2]	$120,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.

The revised 2019 structure resulted in the following changes:

•	Cash retainer: unchanged
•	DSU retainer: increased from $105,000 to $120,000
•	Committee chairs’ retainers: increased by $5,000
•	Committee members’ retainers: unchanged
•	Chairman retainer: increased by $35,000 (in DSUs)
•	Travel fees: unchanged.

The GNIC reviews director compensation every two years. Given the timing of this review, the board approved these changes in order to keep Sun Life’s director compensation structure approximately aligned with competitive market pay levels and practices, over the next two years.

Share compensation plan

The board adopted a directors’ share compensation plan on December 6, 2000. In 2018, directors received at least 50% of their annual director retainer in DSUs and the Chairman of the Board was required to receive at least $105,000 of his retainer in DSUs. Starting January 1, 2019, the directors will receive at least $120,000 of their retainers in DSUs (approximately 53% of their

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annual director retainer) and the Chairman of the Board will be required to receive at least $140,000 of his retainer in DSUs. They can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of Sun Life Financial acquired on the open market. Directors cannot convert DSUs to common shares or cash until they leave the board. To date, directors have converted all DSU awards under this plan to cash when they retired from the board.

Independent directors do not participate in the company’s stock option plan.

Share ownership guidelines

We believe it is important for our directors to have a significant stake in the company to align their interests with those of our shareholders.

Directors (other than Mr. Connor) must own at least $735,000 (7x the cash portion of the independent director base retainer) in common shares and/or DSUs within five years of joining the board. Directors may not engage in equity monetization transactions or hedges involving securities of Sun Life Financial (see page 63).

As CEO, Mr. Connor has separate share ownership requirements which are described on page 63.

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Share ownership

The table below shows the common shares and DSUs each director (other than Mr. Connor) held as of March 1, 2019 and February 28, 2018, and the portion they chose to receive in common shares or DSUs (excluding the portion of the annual board retainer that is automatically paid in DSUs).

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met (✓) or value ($) required to meet guideline	Portion chosen as share compen- sation (%)
William D. Anderson	2019	15,600	22,605	38,205	1,924,386	✓	–
	2018	15,600	17,797	33,397	1,765,365	✓	–
	Change	0	4,808	4,808	159,021
Stephanie L. Coyles	2019	3,600	4,687	8,287	417,416	317,584	50
	2018	1,400	2,470	3,870	204,568	530,432	100
	Change	2,200	2,217	4,417	212,848
Martin J. G. Glynn	2019	10,316	19,152	29,468	1,484,303	✓	–
	2018	10,316	16,398	26,714	1,412,102	✓	–
	Change	0	2,754	2,754	72,201
Ashok K. Gupta	2019	0	1,852	1,852	93,285	641,715	30
	2018	0	0	0	0	–	–
	Change	0	1,852	1,852	93,285
M. Marianne Harris	2019	5,743	27,986	33,729	1,698,930	✓	–
	2018	5,484	21,834	27,318	1,444,029	✓	100
	Change	259	6,152	6,411	254,901
Sara Grootwassink Lewis	2019	5,500	21,060	26,560	1,337,827	✓	–
	2018	5,500	14,875	20,375	1,077,023	✓	–
	Change	0	6,185	6,185	260,804
Christopher J. McCormick	2019	0	6,033	6,033	303,882	431,118	–
	2018	0	1,335	1,335	70,568	664,432	–
	Change	0	4,698	4,698	233,314
James M. Peck	2019	0	0	0	0	735,000	–
	2018	–	–	–	–	–	–
	Change	–	–	–	–
Scott F. Powers	2019	975	12,209	13,184	664,078	70,922	–
	2018	975	7,277	8,252	436,201	298,799	–
	Change	0	4,932	4,932	227,877
Hugh D. Segal	2019	8,657	22,944	31,601	1,591,742	✓	–
	2018	8,657	20,049	28,706	1,517,399	✓	–
	Change	0	2,895	2,895	74,343
Barbara G. Stymiest	2019	5,000	34,532	39,532	1,991,227	✓	–
	2018	5,000	28,739	33,739	1,783,444	✓	–
	Change	0	5,793	5,793	207,783

The closing value of our common shares on the TSX was $50.37 on March 1, 2019 and $52.86 on February 28, 2018.

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Compensation details

Director compensation table

We paid a total of $2,686,131 to the directors of Sun Life Financial and Sun Life Assurance in 2018, compared to $2,776,931 in 2017.

Name	Fees earned ($)	Share- based awards ($)	Travel fees ($)	Option- based awards[1] ($)	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation[2] ($)	Total ($)
William D. Anderson	201,000	204,000	–	–	–	–	–	405,000
Stephanie L. Coyles	–	230,000	3,000	–	–	–	–	233,000
Martin J. G. Glynn	125,000	105,000	15,000	–	–	–	–	245,000
Ashok K. Gupta	67,788	80,701	9,000	–	–	–	–	157,489
M. Marianne Harris	–	260,000	3,000	–	–	–	–	263,000
Sara Grootwassink Lewis	–	260,000	18,000	–	–	–	–	278,000
Christopher J. McCormick	–	230,000	15,000	–	–	–	–	245,000
Scott F. Powers	38,750	221,250	12,000	–	–	–	–	272,000
Réal Raymond[2]	41,071	41,071	3,000	–	–	–	5,000	90,142
Hugh D. Segal	125,000	105,000	4,500	–	–	–	–	234,500
Barbara G. Stymiest	31,000	229,000	3,000	–	–	–	–	263,000
TOTAL								2,686,131
[1]	Independent directors do not participate in the company’s stock option plan.
[2]	The amount for Mr. Raymond was a charitable donation made on his behalf when he retired from the board.

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Executive compensation

This section discusses our approach to executive compensation, how we make decisions, the different components of our programs, what we paid our named executive officers in 2018 and the rationale for our decisions. Management prepared the compensation discussion and analysis and compensation details provided below on behalf of the Management Resources Committee (MRC). It was reviewed and approved by the MRC and our board. All figures are in Canadian dollars unless stated otherwise.

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Letter to shareholders

To our fellow shareholders:

We advanced on our ambitious goal of becoming one of the best insurance and asset management companies in the world and on our purpose: to help our Clients achieve lifetime financial security and live healthier lives. Across your company, we took action to put Clients at the centre of everything we do. We launched Lumino Health, an innovative digital network that helps Canadians find highly rated providers, compare costs and receive health tips. We made a number of changes that are making it easier for Clients to do business with us, and help us be more proactive and resolve problems better. We announced our intention to merge Bentall Kennedy with GreenOak Real Estate, target close date in Q2 2019, to bring a broader range of real estate investment solutions to Clients.

We are pleased to report that 2018 was a year of strong financial performance with good progress on strategic priorities and success in our Client-focused initiatives. In the following pages, we will share with you our approach to compensation that reflects your company’s performance in 2018 as well as key governance activities over the past year.

Company Performance Highlights

We delivered on financial objectives, continued to improve our Client experience, and made strong progress on our strategic initiatives.

Basis	Measure	2018	2017	Year-over-year Change
Reported	Net income	$2,522 million	$2,149 million	17%
	ROE	12.1%	10.7%	Up 1.4 percentage points
Underlying	Net income	$2,947 million	$2,546 million	16%
	ROE	14.2%	12.7%	Up 1.5 percentage points

	Sun Life Financial Inc.	Sun Life Assurance
Life Insurance Capital Adequacy Test (“LICAT”) ratio	144%	131%

	Value	Year-over-year Change
Insurance Sales	$3,189 million	5%
Wealth Sales	$137 billion	-6%
Value of New Business	$1,154 million	19%
Global assets under management (AUM)	$951 billion	-2%

•

Insurance sales grew year-over-year in part due to strong sales volume and improved mix in Group Retirement Services and Group Benefits in Canada, Group Benefits in the U.S., and insurance in Hong Kong

•

Wealth sales declined year-over-year in part reflecting lower mutual fund sales in India and the Philippines and lower managed fund sales in MFS Investment Management (“MFS”) and Sun Life Investment Management (“SLIM”). Global AUM is also down, impacted by unfavourable market movements and net outflows, somewhat offset by favourable exchange rates

•	The Value of New Business grew 19%, reflecting increased sales volumes and improved business mix
•	Annualized total shareholder return (TSR), was -9.4%, 5.4% and 7.7% for the 1-, 3-, and 5-year periods ending December 31, 2018. On a relative basis, our TSR ranked highest

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among key North American insurance competitors over all periods, and top quartile among key global life insurance competitors
•

Executing on our Client-centric strategy, we improved Client experience as assessed by Client Index – a measure of secure Client relationships through proactive contact, ease of doing business, and problem resolution

•

To ensure continued momentum in improving Client service, we invested in technology and digital solutions. In Canada, for example, straight-through electronic underwriting using artificial intelligence is underwriting over 30% of applications in our advisor channel. In the U.S., we acquired Maxwell Health, an innovative technology business that offers an advanced employee benefits platform with full enrollment and benefits administration capabilities

•

To utilize cash on a strong balance sheet and return value to shareholders, we re-purchased and cancelled 12.6 million Sun Life Financial common shares in 2018, and paid dividends of $1,147 million ($1.905 per common share).

Principles and Governance

Our approach to compensation is based on guiding principles that align pay decisions with shareholder interests, while providing incentives and linking rewards to the longer-term success of your company. We carefully review outcomes and at times may exercise discretion if deemed appropriate.

The MRC regularly reviews material compensation programs, major pension plans and talent management and succession planning program outcomes within your company for competitiveness and alignment with best practices including governance, risk management and regulatory principles.

We do what is right, we are guided by our principles, and our practices meet or exceed the Financial Stability Board (FSB) Principles for Sound Compensation Practices and established Canadian Coalition for Good Governance (CCGG) executive compensation principles.

The MRC reports to the full board on its deliberations following each meeting. We review our committee effectiveness annually to identify opportunities for improvement, with the goal of delivering the best outcomes that we can for shareholders.

Over the course of 2018, the MRC executed against its full mandate. We met regularly through the year and discussed and debated issues with and without management present. We carefully assessed executive talent in the determination of compensation and also worked with management to ensure necessary talent is in place, acquired or developed to help drive our strategy forward.

We brought an outside, independent, expert opinion to matters related to compensation to ensure the appropriate challenge was in place. The MRC considered the various drivers of earnings in order to make decisions on the Annual Incentive Plan and total compensation outcomes as necessary and utilized a report on risk from the company’s Chief Risk Officer to assure itself that results were achieved appropriately within the company’s risk appetite and risk management practices.

We continued to receive positive feedback (97.6% in favour in 2018) on our compensation program from shareholders through our advisory vote on executive compensation (‘say on pay’) that helps us to ensure our decisions and actions align with shareholder expectations.

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Compensation Highlights in 2018

With consideration to our 2018 performance and the recommendations of the MRC, the board approved the following compensation decisions aligning compensation to performance, the details of which are shown in the following pages:

•

Total company performance factor of 108% for the annual incentive plan (AIP). This plan pays out above target when financial, business and Client-centred targets are exceeded. This is down from our 2017 factor of 127%, illustrating that performance did not exceed the targets by the same degree in 2018 as was achieved in 2017

•

Payouts under the Executive Sun Share Unit Plan (Sun Shares) made in March 2019 reflect strong relative TSR over the last 3 years (2016 – 2018) and resulted in a performance factor of 118%. This is down from 119% from 2015 to 2017

•	2019 pay and performance targets established, based on our 2019 plan and strategic priorities
•	2019 mid and long-term incentive awards, the ultimate value of which will reflect our performance over the next three to ten years.

Overall, our incentive plans delivered value above target in 2018, but lower than 2017, which we believe is appropriate for the performance delivered year-over-year. The MRC is confident that these results were delivered without excessive risk taking. The table on page 78 shows the strong performance alignment between the compensation outcomes for the CEO and the value created for shareholders.

In 2018, amongst other things, the MRC reviewed and approved compensation plans that support the growth and evolution of Sun Life Investment Management in the asset management pillar, and an enhanced approach to executive total compensation that simplifies decision making, aligns more closely to the market for each role, and creates greater transparency and pay-for-performance differentiation.

Recognizing diversity and inclusion as key drivers of innovation and meeting Client needs, the MRC strengthened our focus on diversity and inclusion by establishing organizational commitments that address gender and visible minority representation at the leadership level by 2020. We are proud that your company was recognized in the Thomson Reuters Top 100 Most Diverse & Inclusive Organizations Globally.

Looking Forward

We continually challenge how our compensation programs align to business strategy and positive outcomes for shareholders and Clients. In 2019, supporting our focus on keeping the Client at the centre of everything we do, Client measures in the AIP will evolve to place more emphasis on achieving target performance in Client Index and results in key Client outcome metrics.

Have your Say

We aim to provide you with the information that instills confidence in the decisions taken and seek feedback from shareholders on what more you want to know. We believe that an open dialogue is important and invite you to contact us at boarddirectors@sunlife.com on matters pertaining to executive compensation, and encourage you to continue to take advantage of your ‘say on pay’ again in 2019.

Sincerely,

M. Marianne Harris	Bill Anderson, FCPA, FCA
Chair, Management Resources Committee	Chairman of the Board

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Compensation discussion and analysis (CD&A)

2018 compensation decisions and approvals

We evaluate our business performance to assess whether our targets set at the beginning of the year remain appropriate, whether external perceptions of our performance are consistent with the calculated results from our formulae, and the extent to which delivered results represent long-term sustainable performance or one-off events.

The table below summarizes the 2018 compensation decisions for the individuals who are our named executive officers for 2018. Mr. Goulet was appointed President, SLF Canada on January 15, 2018. We describe the plans, payouts and new grants in more detail starting on page 65.

						Long Term Incentives (000s)
			Annual Incentives			Sun Shares		Options
	Annualized salary (000s)		Actual (000s)	Target ($)		Value Vested / Paid (2016 grant)	Value Granted	Value Exercised	Value Granted
Named Executive Officer	2018	2019	2018	2018	2019	2019	2019	2018	2019
Dean A. Connor President & Chief Executive Officer	1,100	1,100	2,200	1,650	1,650	6,034	4,687	–	1,563
Kevin D. Strain Executive Vice-President & Chief Financial Officer	600	600	1,000	750	750	1,327	1,387	423	463
Jacques Goulet President, SLF Canada	550	550	780	688	690	–	1,275	–	425
Stephen C. Peacher President, Sun Life Investment Management	US 580	US 580	US 1,650	US 1,450	US 1,450	US 2,263	US 1,800	US 933	US 600
Daniel R. Fishbein President, SLF U.S.	US 575	US 575	US 925	US 719	US 725	US 1,383	US 1,050	–	US 350

Summaries of performance for each named executive officer that formed the basis for compensation decisions start on page 77.

The value of the 2016 Sun Share awards paid in 2019 reflects the change in share price, accumulated dividends and application of the 118% performance factor. See page 69 for details about the performance factor for Sun Share awards.

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Changes for 2019

Management Resources Committee

The MRC conducted its annual review of our compensation programs and approved the following changes for 2019.

Annual Incentive Plan

Client-centred measures account for 25% of the AIP business results. In 2019, in alignment with our business strategy and focus on keeping Clients at the centre of everything we do, our Client measures will evolve to place more emphasis on achieving target performance on Client Index and results on key Client outcome metrics.

Total Compensation Approach for Executives

Our compensation programs are designed to ensure pay is aligned to performance. To simplify decision making and administration of our programs, we are transitioning to a total compensation approach for executives. Focusing on appropriate positioning of total compensation allows us to align closer to market for each role, create greater transparency and support further pay differentiation.

Executive Stock Option Plan

Following a review of our option plan, and in alignment with market practice, we have updated our post-retirement treatment of outstanding options. Currently, options terminate on the earlier of the last exercise date or 36 months after the executive’s retirement. Effective for the 2019 grant and all future grants, options will terminate on the earlier of the last exercise date or 60 months after the executive’s retirement.

Definition of Material Risk Takers

We regularly review our governance practices as our business evolves. In 2018, we refreshed our definition of Material Risk Takers (MRT) to include Executive Team members, executives who perform certain corporate and investment oversight roles, and Business Leaders with significant profit and loss accountability who have authority to materially impact the risk exposure of the organization. As a result, we have increased our number of MRTs from seventeen to thirty-one. See page 96 for aggregate compensation for MRTs for the year.

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Comparing shareholder value to executive compensation

The graph below compares the cumulative value of $100 invested in Sun Life Financial shares for the five years starting on December 31, 2013 with the value of $100 invested in each of two indices, S&P/TSX Composite Index and the S&P/TSX Composite Financials Index, for the same period, assuming dividends were reinvested. The graph also shows total compensation, as outlined in the summary compensation table on page 83, for the named executive officers (NEO) (limited to the CEO, CFO and the next three highest paid named executive officers) as a dollar value and indexed to 100 over the same period.

The graph shows that Sun Life Financial’s returns have outpaced other indices and the growth in NEO total compensation over the past five years. For more information on the alignment between CEO pay and shareholder value, see page 78.

Year ended December 31	2013	2014	2015	2016	2017	2018
Sun Life Financial	100	116	124	153	160	145
S&P/TSX Composite Index	100	111	101	123	134	122
S&P/TSX Composite Financials Index	100	114	112	139	157	143
NEO Total Compensation Index	100	86	89	112	120	135
Total compensation of named executive officers (millions)	$22.9	$19.7	$20.5	$25.6	$27.6	$31.0

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Cost of Management Ratio

The Cost of Management Ratio below expresses total compensation, as outlined in the summary compensation table, of named executive officers as a percentage of underlying net income attributed to shareholders. This table shows that the cost of management ratio has remained stable over time.

Cost of management ratio	2014	2015	2016	2017	2018
Total Compensation of named executive officers (millions)	$19.7	$20.5	$25.6	$27.6	$31.0
Underlying net income attributed to shareholders (millions)	$1,816	$2,305	$2,335	$2,546	$2,947
Cost of management ratio	1.1%	0.9%	1.1%	1.1%	1.1%

Compensation philosophy and approach

Compensation principles

Our approach to compensation is guided by five principles for designing compensation programs that:

1.	align to our business strategy, such as our focus on Clients
2.	provide incentive to meet strategic business priorities
3.	support fairness for all employees, and reward top performance
4.	are simple and clearly communicated
5.	ensure alignment with the investor experience of short, mid and long-term performance and create a longer-term ownership mindset for senior leaders, including leading share ownership requirements.

How we ensure alignment

The following are four ways we ensure our pay and performance are aligned with shareholder interests:

1.	at risk pay (including variable and deferred compensation) accounts for 87% of total compensation paid to our CEO and 77% for the Executive Team
2.	performance measures in the AIP reflect value added for shareholders through earnings, profitable sales and progress against strategic priorities across the enterprise
3.	performance targets in the AIP are based on the annual business plan approved by the board and aligned with the company’s risk framework
4.	absolute and relative shareholder returns reflect our sustained long-term performance and drive the value of deferred compensation.

Our approach to setting compensation

•	On average, we target compensation at the median (or middle) of pay levels of peer companies and benchmark target total compensation to ensure the target market position for each role is appropriate
•

We align perquisites, benefits and pension arrangements with the median of practices among peer companies. The value of these benefits does not fluctuate significantly with business or individual performance

•

At the end of the year, we adjust the actual pay based on achieving both business and individual performance goals. If we deliver superior performance above target, that will result in pay above target market position. Performance below expectations will result in pay below target market position

•

We use a formal decision-making process that incorporates assessment of performance and value added for shareholders, benchmarking against peers, independent advice, an annual decision-making cycle and the use of board discretion when appropriate.

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Compensation governance

Management Resources Committee involvement and composition

The MRC oversees compensation design and outcomes, focusing on programs that are considered material to the company. The MRC and board exercise control over the compensation programs at MFS through approval of the annual salary budget, bonus pool and long-term equity awards.

Composed of entirely independent directors, MRC members have direct experience related to executive compensation, succession planning and risk management. Collectively, they have the expertise required to make decisions on executive compensation and governance.

The profiles of all directors are contained in the section on director nominees starting on page 10. Additional committee-specific information relevant to MRC members is provided below.

•

M. Marianne Harris, Chair of the MRC, was the Managing Director and President, Corporate and Investment Banking of Merrill Lynch Canada from 2006 to 2013 and Head of Financial Institutions Group Americas from 2003 to 2006 in New York. Ms. Harris has expertise in governance, stakeholder relations, risk and regulation and considerable experience in the design and administration of compensation programs as well as the governance and operation of executive compensation. Ms. Harris served on the human resources committees of two other public companies between 2014 and August 2018 and was Chair of the Board of the Investment Industry Regulatory Organization of Canada from 2012 to September 2018.

•

Martin J.G. Glynn is Chair of The Public Sector Pension (PSP) Investment Board. He was President and Chief Executive Officer of HSBC Bank USA from 2003 to 2006 and President and Chief Executive Officer of HSBC Bank Canada from 1999 to 2003. In those roles he had responsibility for human resources and compensation matters in Canada and the U.S. Mr. Glynn currently serves on the compensation committee of one other publicly traded company and was a member of the Human Resources and Compensation Committee of the PSP from 2014 to early 2018 when he became the Chair of PSP and chaired the same committee from May 2017 to early 2018.

•

Ashok K. Gupta has 40 years of experience in the insurance and financial services industry in the UK, holding a number of senior executive, advisor and actuarial positions. He was an advisor to the Group Chief Executive Officer of Old Mutual Group plc from 2010 to 2013, Operating Partner of the Pearl Group plc (now Phoenix Group Holdings) from 2004 to 2009, and Chief Executive Officer of Kinnect of Lloyd’s of London from 2001 to 2004. Mr. Gupta is currently Chairman of EValue Ltd. and a director of New Ireland Assurance Company plc and JPMorgan European Smaller Companies Trust PLC. He also served on the Remuneration Committee of Old Mutual Wealth Management Limited (now Quilter PLC) from 2013 to 2014. These roles had responsibility for executive compensation and executive development.

•

Christopher J. McCormick was President and Chief Executive Officer of L.L. Bean, Inc., a multichannel outdoor gear and apparel retailer, from 2001 until March 2016. In this role, he was involved with compensation practices as well as the governance and design of executive incentive programs. Mr. McCormick currently serves on the compensation committee of one other publicly traded company.

•

James M. Peck is President & Chief Executive Officer of TransUnion, a global risk and information solutions provider and led the company through its IPO in 2015. He will retire from TransUnion on May 8, 2019. Prior to joining TransUnion in 2012, Mr. Peck was Chief Executive Officer, LexisNexis Risk Solutions with Reed Elsevier (now RELX Group), a FTSE 100 multinational information and analytics company, from 2004 to 2012. In those roles, he had responsibility for human resources matters and compensation programs.

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•

Scott F. Powers was the President and Chief Executive Officer of State Street Global Advisors from 2008 to 2015 where he gained experience in governance, risk management and oversight for compensation programs. He has experience in the design and administration of compensation in the asset management industry. Mr. Powers currently chairs the compensation and management development committee of one other publicly traded company.

The MRC’s membership is reviewed annually to ensure members have the experience and expertise required to fulfil the MRC’s mandate. More information on the operation and activities of the MRC can be found on page 41.

Incentive Plan Review Group

A group of senior executives from finance, actuarial, risk management, legal/compliance, human resources and internal audit comprise our Incentive Plan Review Group (IPRG) and participate in the compensation decision-making process. The IPRG meets prior to each MRC meeting to review the design of our incentive compensation plans, performance targets and assessments, and information on risk management. It provides input for the CEO, MRC and the board to consider as part of their final recommendations and approvals. For more information on our decision-making cycle is available on page 64.

Independent advice

In 2016, the MRC retained Pay Governance LLC (Pay Governance) as its independent consultant. Pay Governance provides advice on the strategy, design and quantum of compensation programs for the CEO and top executive officers and on our executive compensation governance, including advice on compensation programs relating to MFS.

The MRC approves the engagement of the independent consultant, the proposed work plan and all associated fees. It considers any other work to be assigned to the independent consultant that is material in nature and will only approve it if it believes the work will not compromise the consultants’ independence as advisor to the MRC.

The independent consultant advises the MRC throughout the year, giving input on policy recommendations, helping assess the appropriateness of our executive compensation programs including design and outcomes and reviewing this circular. The MRC considers information provided by the independent consultant and makes recommendations to the board for approval. The board is ultimately responsible for compensation decisions.

The table below shows the fees paid to Pay Governance over the last two years.

Executive compensation-related fees	2018	2017
Pay Governance	US$128,884	US$202,903

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Alignment of compensation programs and risk management

Our risk management approach

Our compensation programs are aligned to the organization’s risk management practices through our:

•  Governance structure for the design and approval of incentive compensation plans

•  Processes used to support the alignment of compensation and risk management.

Described in more detail below, the MRC concluded that we did not take risks beyond our risk appetite to generate the business results that led to incentive payouts.

We use the “three-lines-of-defence” model as a means to ensure roles and responsibilities are consistent, transparent and clearly documented for decision- making, risk management and control in support of effective governance.

Under the model:

•  The first line refers to business roles who own, identify, and manage business risks

•  The second line is the oversight functions, which are independent of the first line, and oversee the risk management programs through the risk framework and policies. Independence of the second line is supported with no direct business unit reporting relationships or direct incentive measures based on individual business unit performance

•  The third line of defence is the internal audit function or a third party, which provides independent assurance as to the effectiveness of risk management, control and governance processes.

Governance structure for approval of incentive plans

The MRC reviews the annual, mid and long-term incentive plans, which represent 88% of the total spend on incentive programs across the enterprise. The remaining plans are generally sales compensation plans developed within approved frameworks and managed through the three-lines-of-defence model. Amounts and key risks under these plans are reviewed by the MRC on an annual basis.

In addition to formal approval processes, the following actions also support the alignment of compensation and risk management:

•

Identification of MRTs. MRTs are individuals in roles having a material impact on our risk exposure. Pay decisions for MRTs are reviewed by the MRC and alignment of their compensation with long-term performance of the company is ensured through a minimum of 40% of their variable pay that is deferred when the earnings threshold is exceeded. See page 96 for the aggregate compensation of our MRTs

•	Application of compensation clawbacks. See page 63 for a description of our clawback policy
•

Ability to lower share unit payments. The MRC and board have discretion in the Sun Share plan to cancel all outstanding awards if they determine that payments would seriously jeopardize our capital position or solvency

•

Application of overall discretion. The MRC and board have discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of board-approved risk appetite levels

•	Regular audit of our compensation programs. Internal audit reviews our compensation programs against the FSB Principles and reports to the MRC on its findings on an annual basis.

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Processes supporting the alignment of compensation and risk management

Our compensation design and review processes incorporate the following risk management practices:

•	They are managed through the three-lines-of-defence model and principles
•	Each year an annual business plan is developed and approved by the board based on approved risk appetite levels and is used as the basis for setting annual performance targets under the AIP
•

The Chief Risk Officer makes an annual presentation to the MRC on the key enterprise risks and whether they are being managed appropriately and if adjustments to outcomes are required, and attends other meetings as required

•

The MRC receives updates on the incentive plan assessments, including human resources talent risk and has the discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of approved risk appetite limits

•

The IPRG meets prior to each MRC meeting to review incentive plan outcomes from the perspective of finance, actuarial, risk management, legal/compliance, human resources and internal audit. The IPRG also meets after the end of the year to discuss whether any adjustments should be made to the overall or business group AIP score based on the risk, compliance and control environment

•

The MRC reviews information on the grant value and outstanding value of all salary, bonus and long- term incentive awards over the past five years for each member of the Executive Team. The MRC also reviews stress-testing analysis for Executive Team members by reviewing the potential value of outstanding equity awards over a range of future share prices

•

The MRC annually reviews aggregate payouts under all incentive programs, the processes and the control environment governing incentive plans and areas of focus for the upcoming year based on an assessment of indicators of potential risk such as size of plan, size and variability of payout levels, and plan design and operational features.

Design of incentive compensation plans to mitigate risk

The design of our incentive plans helps to mitigate risk, as follows:

•	Designs are stress tested to ensure an understanding of possible outcomes
•	Pay mix is managed so that more senior roles have a significant portion of their compensation deferred, a significant portion of which is tied to multi-year performance
•	Caps on payouts are incorporated in all non-sales compensation plan designs and, where appropriate, sales compensation plan designs
•	The AIP and Sun Life Investment Management Incentive Plan (SLIM IP) (see pages 67 and 68) both include a measure whereby funding can be reduced based on the risk, compliance and control environment
•	Performance measures generally include a mix of financial and non-financial absolute and relative measures
•	AIP funding is limited to total company and business group performance, with no direct compensation impact for sales or decisions around individual products within a business group
•	SLIM IP funding is at the aggregate Investments level, with no direct compensation impact on individual investment decisions within an asset class.

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Use of discretion

The board has discretion to:

•	Increase or decrease awards under the AIP or SLIM IP based on its assessment of risk management and the impact on our financial results, and other factors that may have had an effect on performance
•

Lower or zero out AIP or SLIM IP awards, and to lower or not grant new long-term incentive awards for individuals or groups, if it concludes that results were achieved by taking risks outside of board approved risk appetite levels

•	Cancel all outstanding awards under the Sun Share plan if it determines that payment would seriously jeopardize the capital position or solvency of the organization.

Executive share ownership requirements

Our executives align their interests with those of our shareholders by holding an ongoing stake in the company.

In 2016, we increased the minimum levels of share ownership for named executive officers and added a requirement that they achieve at least 25% of their minimum level of share ownership through personal actions, including personal ownership of shares and elections to defer bonuses into DSU awards. They have five years to achieve the new requirement.

Type of executive	Years to achieve minimum requirement
New to the company	5
Newly promoted	3 years from promotion date

In addition, starting with grants in 2017, we added a requirement that following an exercise of stock options, our active executive officers must retain shares equal to 50% of the after-tax gain from the exercise for three years.

	Multiple of annual salary	Post – retirement guidelines
Chief Executive Officer (CEO)	10x	Hold at least 100% of guideline for 1 year Hold at least 50% of guideline for 2 years
Named Executive Officers (NEO)	5x	Hold at least 100% of guideline for 1 year

All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chairman of the Board. The Chairman of the Board must notify the Chair of the GNIC.

No hedging

We have a policy that prohibits all insiders subject to our share ownership requirements from participating in equity monetization transactions or hedges involving the company’s securities.

Clawbacks

Our clawback policy allows the company to recoup compensation in situations of material restatement and/or misconduct. The policy gives the board discretion to recover any or all of the incentive compensation received or realized in the previous 24 months if the employee (or

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former employee) was involved in misconduct, including fraud, dishonesty, negligence, and/or non-compliance with legal requirements or our internal policies, including the Code. In the case of material restatement, compensation can be recovered if the incentive compensation received would have been less had the restated financial results been known.

Decision-making cycle

Our annual-incentive decision-making cycle is a rigorous process carried out in three stages for the relevant performance period:

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Our compensation program

Seven components made up our 2018 compensation program:

Component	Pay type	Performance period	Who’s eligible
Salary	Fixed	• reviewed annually	• all employees
Annual incentives	Variable	• 1 year	• all employees
Sun Share Unit Plan	Variable	• 3 years	• key contributors, Vice-Presidents and above
Executive stock option plan	Variable	• 10 years • vest over 4 years • for the 2017 grants onwards, must hold shares equal to 50% of the after-tax gain from an exercise for three years	• Executive Team
Deferred share unit plan (DSU plan)	Variable	• redeemed when the executive leaves the organization	• Vice-Presidents and above
Pension and other benefits	Fixed	• accrue during employment	• all employees
Perquisites	Fixed	• available during employment	• Vice-Presidents and above

The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and long-term business results, the level and location of the executive and competitive practices. The average mix of total direct compensation by level, based on target pay, is summarized below. The actual pay mix for individuals may be different depending on business and individual performance and geographic location, as well as investor experience (i.e., dividends and share price movements), per our guiding principles. Pension, benefits and perquisites are supplemental, and outlined on pages 83 and 84.

Chief Executive Officer	Executive Team

Senior Vice-President	Vice-President

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Benchmarking

•	We look at how other companies similar to us compensate similar roles. We look at each component of compensation along with total compensation to ensure we can attract and retain the talent we need
•

Surveys of peer groups are used to benchmark our compensation levels for named executive officers, as outlined below. We selected these peer groups because they include the leading financial services organizations in Canada and the broader U.S. insurance industry that we compete in for talent. We also review publicly available compensation information for relevant companies that are publicly traded and compensation information for the asset management sector as appropriate before setting the compensation range for each named executive officer.

•

Canadian market survey: The Financial Services Executive Compensation Survey, produced by Korn Ferry is used to benchmark Canadian executives. Our Canadian peer group is made up of six major Canadian banks and two insurance companies:

• RBC	• Scotiabank	• CIBC	• Manulife Financial

• TD Bank Financial Group	• BMO Financial Group	• National Bank Financial Group	• Great-West Life

•

U.S. market surveys: The Diversified Insurance Study of Executive Compensation, produced by Willis Towers Watson is used to benchmark most U.S. executives. The study includes 29 U.S. insurance companies (in addition to Sun Life Financial):

• AFLAC	• Guardian Life	• New York Life	• Securian Financial

• AIG	• Hartford Financial	• Northwestern Mutual	Group

• Allstate	Services	• OneAmerica Financial	• Symetra Financial

• AXA Group	• John Hancock	Partners	• Thrivent Financial for

• Brighthouse Financial	• Lincoln Financial	• Pacific Life	Lutherans

• CIGNA	• Massachusetts Mutual	• Principal Financial Group	• Transamerica

• CNO Financial	• MetLife	• Protective Life	• Unum

• Genworth Financial	• Nationwide	• Prudential Financial	• USAA

• Voya Financial Services

For the asset management sector where appropriate, including Mr. Peacher, President, Sun Life Investment Management, we consider benchmarking information from the 2018 McLagan Investment Management survey, which includes over 50 US insurance companies.

Salaries

Salaries provide a portion of pay that is fixed. We set individual salaries, based on the scope and mandate of the role, and performance and experience of the individual and internal equity.

Annual incentive plan

The AIP delivers a portion of pay based on the achievement of annual business and individual performance objectives. These include earnings, profitable sales and Client measures.

This plan rewards employees with cash awards based on how well we achieved our financial, sales, strategic and operational objectives for the year. The maximum overall AIP payout for exceptional business results and individual performance is 250% of target.

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Awards are determined using the following formula:

[1]	Base salary pro-rated for active employment

Business results

We used three measures to assess our total company performance under the AIP as outlined below.

Management uses a business performance scorecard to conduct a comprehensive “look back” on performance and ensure fairness and reasonableness of outcomes to determine the final performance payout factor. Total company performance is reviewed to confirm the calculated results and inform whether a discretionary adjustment of up to ±20% is appropriate based on a set of guiding principles. The plan also includes a modifier for Risk, Compliance and Control considerations that is neutral to negative, and can be applied to lower the overall business result to zero. The MRC maintains its discretion to lower or zero out incentive awards.

Earnings (AIP basis) is defined as Reported Net Income less Other Adjustments as defined in Section L of our Non-IFRS measures in our 2018 MD&A filed with Canadian securities regulators. You can find a copy on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml). Note for AIP purposes, the impact of currency is held constant.

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Mix of business results

The current mix of business results for our named executive officers is as follows:

•	100% total company business results for the CEO, and CFO; and
•	50% total company and 50% relevant business group business results for other named executive officers.

The business group component for the President, Sun Life Investment Management reflects 50% weight on the SLIM IP business result and 50% weight an assessment of affiliate performance, specifically Bentall Kennedy, Prime Advisors, Inc., and Ryan Labs Asset Management.

Executive Team members who run a business group continue to have a significant portion of their compensation tied to total company results through the mid and long-term incentive programs.

Individual multiplier

All employees, including the named executive officers, receive an individual performance multiplier based on their individual contributions during the year. Performance is assessed against individual performance objectives for the year. The multiplier for the named executive officers can range from 0% for unsatisfactory performance to 200% for exceptional performance.

Sun Life Investment Management incentive plan

The SLIM IP rewards employees who support the Sun Life Assurance General Account Investment function (General Account), Sun Life Institutional Investments (Canada) Inc. (SLIIC) and those supporting SLIM product development and marketing initiatives for reaching or exceeding investment and individual objectives.

This plan rewards employees using a pool-based approach with discretionary allocation to individuals, which is a design typical of systems found commonly in the market for similar businesses. The President, Sun Life Investment Management participates in the AIP and his payout includes performance on SLIM IP measures, weighted as noted above.

Performance under the SLIM IP is assessed subjectively across three areas.

The plan includes a modifier for Risk, Compliance and Control considerations that is neutral to negative, and can be applied to lower the overall business result to zero. The MRC maintains its discretion to lower or zero out incentive awards.

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Long-term incentive compensation

Our long-term incentive programs deliver a portion of pay that is earned over a multi-year vesting period and aligned with shareholder interests. Our long-term incentive grants consisted of two different vehicles – Sun Shares (3-year vesting) and options (4-year vesting, with vested options exercisable for 10 years from the date of grant). Starting with the 2017 stock option grant, we require that active executives hold shares equal to 50% of the after-tax gain on exercise for 3 years, which, if exercised, extends the combined hold on a portion of the options and underlying common shares to a minimum of 7 years.

Mix of long-term incentive vehicles

The current mix of long-term incentive vehicles for eligible participants is as follows:

•	75% Sun Shares and 25% options for the CEO and Executive Team
•	100% Sun Shares for Senior Vice-Presidents, Vice-Presidents and key contributors (below Vice-President).

These incentive plans are designed to align and reward executives and other key contributors for creating shareholder value and generating superior returns over the performance period of the plans, which range from three to 10 years. In the case of the CEO and the Executive Team, the proportion of long-term incentive delivered in options is considered in light of age and career stage. Incentive pools are allocated to business leaders to decide the award for participants based on contributions during the year and their potential impact on long-term results. Awards are granted as a fixed amount, however, the actual payout value will vary based on our share price, dividends and, in the case of Sun Shares, our performance relative to peers over the performance period. Prior to approving awards, the MRC receives information on past awards for each Executive Team member. Awards are granted based on position level, individual performance and potential and competitive practice.

Sun Share Unit Plan

The Sun Share Unit Plan rewards individuals for creating absolute and relative shareholder value over a five-year period with greater weight given to performance over the final three years.

Objectives for the Sun Share Unit Plan include aligning payouts to sustained performance, absolute and relative total return performance versus peers, and retention. The plan design has a range of potential payouts (from 0% to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on alignment of deferred pay to absolute TSR and retention.

The plan incorporates two performance measures:

Performance Measure	Description	Applies to
1. Absolute TSR	the underlying value of the share units based on increases or decreases to share price and dividend performance	All Sun Share participants
2. Relative TSR	modifies the ultimate number of shares awarded based on our relative TSR performance versus peers	Vice-Presidents and above

The relative TSR performance measure for executives ensures that payouts are aligned to both absolute and relative total return performance over the performance period.

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The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date and is adjusted through the application of the performance factor for executives.

The formula below shows how we calculate the payout value of Sun Shares for named executive officers:

We calculate the TSR performance factor for Sun Shares using the weighted average of three annual three-year TSR factors. The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period measured relative to peers.

For the 2018 Sun Share grant the annual TSR factors are weighted as follows:

We benchmark our performance under the Sun Share Unit Plan against a custom weighted index of 12 public Canadian and U.S. banks and insurance companies. These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital. The companies listed below have been used in calculating the annual performance factors since 2015.

This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see page 66). The custom weighted index is not used for any other purpose.

	Weight	Sun Share Benchmark Peers
Canadian banks	25%	• RBC • TD Bank Financial Group	• Scotiabank • BMO Financial Group	• CIBC
North American insurance companies	75%	• Great-West Life • Lincoln Financial • Manulife Financial	• MetLife • Principal Financial Group • Prudential Financial	• Unum Group

MANAGEMENT INFORMATION CIRCULAR 2019

Level of performance	If the 3-year relative TSR	Then the annual TSR factor is
Maximum	exceeds the average of the custom weighted index by 10% or more	200%
Target	is at the average of the custom weighted index	100%
Threshold	is at 10% below the custom weighted index	25%
Below threshold	is more than 10% below the average of the custom weighted index	0%

Intermediate values are interpolated.

Executive stock option plan

Options reward participants for their contributions to increasing long-term shareholder value.

Starting in 2013, we limited the use of options to Executive Team members, who receive up to 25% of their annual long-term incentive award in options. The exercise price of an option is the closing price of our common shares on the TSX on the grant date. Options vest 25% per year over four years, starting on the first anniversary of the grant date, and are exercisable until 10 years after grant. Starting with the 2017 grant, we require that active executives hold shares equal to 50% of the after-tax gain on exercise for 3 years, which, if exercised, extends the combined hold on a portion of the options and underlying common shares to a minimum of 7 years. Options are not subject to any performance goals and only have value if the price of our common shares increases after the grant date.

The MRC recommends the terms of each grant to the board for approval. The price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change of control, the board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be transferred or assigned.

The option plan may be amended by the board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan’s anti-dilution provisions:

•	increasing the number of common shares that can be issued under the plan
•	reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months
•	extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date
•	permitting an option to be transferred other than to a spouse, minor child or minor grandchild
•	expanding the categories of eligible participants in the plan
•	increasing or deleting the limits relating to common shares that may be issued to insiders or any one person
•	permitting other types of compensation (e.g., share awards) by issuing equity
•	revising the amendment procedure itself.

For grants from 2019 onwards, the board has amended our option plan to align our post-retirement treatment of options with our peer group. Options granted under the amended plan will terminate on the earlier of the last exercise date of the options and the date that is 60 months following the retirement of the Executive.

The plan allows the board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option. Stock appreciation rights provide the same compensation value as the underlying options.

MANAGEMENT INFORMATION CIRCULAR 2019

The table below shows the number of options granted, outstanding and available for grant under the option plan as at December 31, 2018. We can issue up to 29,525,000 of our common shares under the plan (4.9% of the shares outstanding as at December 31, 2018), as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person. The annual grant increased year-over-year as a result of moving from a constant 25% Black Scholes value to a five-year calculated average (17.7% in 2018).

		2018		2017		2016
Measure of dilution	# of options	% of shares outstanding	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant[1]	516,576	0.09	368,590	0.06	395,610	0.06
Options outstanding[2]	3,101,421	0.52	3,008,321	0.49	3,397,200	0.55
Options available for grant[3]	6,120,830	1.02	6,612,855	1.08	6,660,628	1.09
Overhang[4]	9,222,251	1.54	9,621,176	1.58	10,057,828	1.64
Burn rate[5]		0.09		0.06		0.06

[1]	the total number of options granted under the option plan each year
[2]	the total number of options outstanding at the end of each year, including the annual grant
[3]	the number of options in reserve approved by shareholders that are available for grant at the end of each year
[4]	the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future
[5]	the number of awards granted in the applicable fiscal year as a percentage of the weighted average number of outstanding shares for the same fiscal year

Deferred share unit plan

The Deferred Share Unit Plan provides an opportunity for executives to voluntarily defer a portion of their AIP or SLIM IP awards into DSUs, which vest on grant and pay after they leave the company.

DSUs are an effective way for executives to meet their share ownership requirements and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the value of long-term incentives they forfeited with a previous employer, and on a limited basis to recognize additional responsibilities associated with promotions during the year.

DSUs are redeemed for cash based on the value of our common shares at the time of redemption, plus any dividend equivalents accumulated over the period.

The formula below shows how we calculate the payout value of DSUs:

MANAGEMENT INFORMATION CIRCULAR 2019

Share ownership levels

The table below shows the values of common shares and share units held by each named executive officer as at December 31, 2018. We calculated the value of common shares and share units using $45.29, the closing price of our common shares on the TSX on December 31, 2018. In 2016, we added a requirement for the CEO and Executive Team members to achieve at least 25% of their minimum level of share ownership through personal actions, including personal ownership of shares and elections to defer bonuses into DSU awards (personal ownership excludes Sun Shares). For presentation purposes, the Sun Shares have been valued using the target performance factor (100%).

			Total share ownership at December 31, 2018 ($)
Named executive officer	Minimum ownership requirement	Total ownership as a multiple of salary	Common shares	Sun Shares	Deferred share units (DSUs)	Total ownership
Dean A. Connor	10x salary	21.0x	4,288,540	12,718,166	6,131,578	23,138,284
Kevin D. Strain	5x salary	6.2x	377,980	3,343,043	–	3,721,023
Jacques Goulet	5x salary	6.5x	–	3,584,658	–	3,584,658
Stephen C. Peacher	5x salary	10.1x	–	6,302,188	1,263,132	7,565,320
Daniel R. Fishbein	5x salary	5.6x	133,288	3,672,370	340,868	4,146,526

All named executive officers have met their share ownership requirement and are on track to meet their personal actions requirement by the attainment date.

Pension benefits

Our pension plans deliver a portion of pay that provides protection and wealth accumulation for retirement. Only defined contribution plans are available to new hires worldwide (except for our small defined benefit plan in the Philippines). The named executive officers participate in the pension plans available in their country of residence.

Canadian plans

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan for employees hired on or after January 1, 2009, which we describe in more detail starting on page 75. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components.

Mr. Connor and Mr. Strain are named executive officers in Canada who were hired before 2009, and they participate in the defined benefit plan. Mr. Goulet is a named executive officer in Canada who was hired after 2009, and he participates in the defined contribution plan.

Our retirement program for Canadian employees hired before January 1, 2009 (including applicable named executive officers) consists of two elements:

•	a defined benefit accrual for service prior to 2005
•	a combination of defined benefit and defined contribution accruals for service after 2004.

Benefits up to the tax limits are paid for registered plans. Benefits above the tax limits are paid from a non-registered pension plans that are secured through a Retirement Compensation Arrangement comprised of invested assets.

MANAGEMENT INFORMATION CIRCULAR 2019

Defined benefit formula for service prior to 2005

The pension formula for service prior to 2005 depends on which legacy pension plan the applicable executive participated in:

Mr. Strain is the only named executive officer who has service prior to 2004. His formula is based on membership in the Clarica pension plan, which was acquired by Sun Life in 2001.

Under the Clarica formula, pensionable earnings consist of annual salary and annual incentives. Average pensionable earnings is based on the employee’s highest average pensionable earnings in the best three consecutive years in the last 120 months of employment.

Clarica benefits are payable from age 65 for life, with 60 monthly payments guaranteed. Other forms of payment are available on an actuarially equivalent basis. Employees with Clarica service can retire as early as age 55, and the benefit is reduced by 3% for each year that retirement precedes age 63, and an additional 3% for each year that retirement precedes age 60.

Defined benefit formula for service after 2004

(Designated executives, including Mr. Connor and Mr. Strain)

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive, capped at the lesser of 100% of target and 100% of base salary. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

The pension is payable for the lifetime of the employee. Other forms of payment are available on an actuarially equivalent basis.

If a designated executive leaves before age 62, the pension formula is reduced. If he or she leaves:

•	before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%)
•	between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

Designated executives can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

MANAGEMENT INFORMATION CIRCULAR 2019

Pension maximums

The total combined annual pension benefit for all service in all company sponsored defined benefit plans, excluding Clarica service, is capped at 65% of the named executive officer’s best consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment. Pensionable earnings includes actual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is further capped at 100% of salary for service after 2004.

Defined contribution plan

The Sun Life staff pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the YMPE, and 3.0% of pensionable earnings above the YMPE. Sun Life matches 50%. Pensionable earnings consist of salary and actual annual incentive, capped at target. Participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($26,500 for 2018).

Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees who decide to make voluntary contributions of 1% to 5% of pensionable earnings will also receive a matching company contribution of 50%. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest immediately and participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($26,500 for 2018).

Vice-Presidents and above participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate of 10.5% is the maximum amount that the company and an employee, combined, can contribute to the registered plan.

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. In December 2014, the defined benefit pension plan was frozen for all grandfathered participants who were still accruing benefits. Mr. Peacher, and Mr. Fishbein our named executive officers in the U.S., were hired after 2006 and do not participate in the defined benefit plan.

MANAGEMENT INFORMATION CIRCULAR 2019

Our U.S. retirement program has three elements:

•	a voluntary tax-qualified 401(k) plan
•	a tax-qualified RIA that provides automatic employer contributions
•	a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$275,000 for 2018).

The 401(k) plan was changed effective January 1, 2019 to qualify for certain IRS “safe harbor” rules.

401(k) plan

Employees can contribute up to 60% of their eligible earnings (salary, sales incentives, actual incentive payments, and other eligible pay), up to the maximum contribution set by the IRS (for 2018, US$18,500 plus an additional US$6,000 for participants age 50 and older). A participant can contribute on a pre-tax or after-tax basis. Prior to January 1, 2019, we matched 50% of the employee’s contribution, up to 6% of eligible earnings (maximum of US$8,250 in matching contributions for 2018). Beginning January 1, 2019, we match 100% on the first 3% and 50% on the next 2% of the employee’s contribution. Participants receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

Retirement Investment Account (RIA)

We contribute a percentage of eligible earnings to the RIA each year based on the employee’s age and years of service, as of January 1. The named executive officers in the U.S. participate in the RIA and their eligible earnings consist of salary plus the actual incentive bonus up to the IRS compensation limit (US$275,000 for 2018).

The table below shows the age and service criteria for the RIA contribution.

Age and service as at January 1	% of eligible earnings
	Prior Jan 1, 2019	After Jan 1, 2019
Under 40	3	2
40 to 54	5	4
55 and over	7	6

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$55,000 for each participant in 2018). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$275,000 for each participant in 2018.

Non-qualified retirement investment plan (Top Hat)

Mr. Peacher and Mr. Fishbein participate in the Top Hat plan. We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

MANAGEMENT INFORMATION CIRCULAR 2019

Compensation details

Individual pay and performance outcomes

The board assessed the performance of the CEO, and the CEO assessed the performance of the other named executive officers, against their individual objectives for 2018. In addition to a review of pay-for-performance and competitive practice, these assessments formed the basis for compensation decisions. A summary of the individual performance for each named executive officer follows.

Dean A. Connor, President and Chief Executive Officer

Mr. Connor has been our CEO since December 1, 2011. Under Mr. Connor’s leadership, we have defined our Client 2020 Strategy and in 2018 we made good progress on a number of key priorities aligned with our strategic plan.

In recognition of his contribution in 2018, Mr. Connor was allocated an AIP award of $2,200,000 (123% individual multiplier), and granted a 2019 long-term incentive award of $6,250,000.

Significant accomplishments in 2018 include:

•  Embedding our Purpose – Helping Clients Achieve Lifetime Financial Security, and Live Healthier Lives – deeper into the day-to-day work of our people

•  Driving our Client for Life strategy, including new processes to be more proactive and personalized, to make it easier for Clients to do business with us, and to resolve Client problems better

•  Delivering strong increases in Net Promoter Score (NPS) and Client Index, our key measures of Client loyalty and satisfaction

•  Continuing to build new digital capabilities and business models and enhancing mobile applications

•  Launching Lumino Health Network, a first-of-its-kind digital network offering consumer ratings, cost and other information in order to empower Canadians to live healthier lives

•  Actively managing talent in the company to build new capabilities, support development, and drive a focus on diversity and inclusion

•  Delivering strong financial results, with underlying net income of $2,947 million, up 16% from prior year, underlying ROE of 14.2%, up from 12.7% in prior year, and VNB up 19% over prior year

•  Generating diluted underlying EPS of $4.86, up 17% over prior year

•  Increasing the dividend payout by 9% over prior year

•  Delivering TSR results ranked #1 among key Canadian life insurance competitors, and in the top quartile among 20 global life insurers, at -9.4% (1-year), 5.4% (3-year), and 7.7% (5-year)

•  Announcing the merger of Bentall Kennedy and GreenOak Real Estate (a global real estate investment firm with approximately $14 billion in assets under management), with Sun Life Financial acquiring a majority stake

•  Maintaining an effective risk, compliance and control culture by establishing tone and managing the organization within established risk appetite levels approved by the board.

MANAGEMENT INFORMATION CIRCULAR 2019

Compensation Summary

	2018		2017	2016	2018 Actual Pay Mix
	Target	Actual	Actual	Actual
Salary	1,100,000	1,100,000	1,100,000	1,076,923
Annual incentives	1,650,000	2,200,000	2,185,000	2,300,000
Total Cash	2,750,000	3,300,000	3,285,000	3,376,923
Sun Shares	4,500,028		4,125,043	3,750,031
Stock options	1,500,001		1,375,001	1,250,000
Long Term Incentives	6,000,029		5,500,044	5,000,031
Total Direct Compensation	8,750,029	9,300,029	8,785,044	8,376,954

The following table illustrates the alignment between CEO pay and shareholder value. The table compares the current value of total direct compensation awarded to Mr. Connor over the last five years to a comparable measure of the value received by shareholders over the same period. The actual compensation values include salary and cash incentive payments, the value at vesting of Sun Shares granted (or current value for units that are outstanding), the value of stock options exercised during the period and the value of in-the-money stock options that remain outstanding. Compensation outcomes are also compared to the value to shareholders, which represents the cumulative value of a $100 investment in our shares made on the first trading day of the period indicated, assuming the reinvestment of dividends.

	Total Direct Compensation Awarded ($000)[1]	Compensation		Value of $100
Fiscal Year		realized and realizable ($000)	Period	CEO[2]	Shareholder value[3]
2014	7,455	10,687	December 31, 2013 – December 31, 2018	143	145
2015	7,563	10,226	December 31, 2014 – December 31, 2018	135	125
2016	8,378	8,702	December 31, 2015 – December 31, 2018	104	117
2017	8,785	7,411	December 31, 2016 – December 31, 2018	84	95
2018	9,300	7,207	December 31, 2017 – December 31, 2018	77	91
			Average	109	114

[1]	Includes salary and variable compensation awarded at year-end in respect of performance during the year.
[2]	Represents the actual value to Mr. Connor for each $100 awarded in total direct compensation during the fiscal years indicated.
[3]	Represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

MANAGEMENT INFORMATION CIRCULAR 2019

Kevin D. Strain, Executive Vice-President and Chief Financial Officer

On May 29, 2017, Mr. Strain was appointed Executive Vice-President and CFO and is responsible for overseeing a portfolio of functions including Finance, Taxation, Capital, Investor Relations, and Enterprise Services. Prior to his appointment, Mr. Strain was President, SLF Asia, and has held several senior roles in the Corporate Office and the Canadian business including SVP, Individual Insurance and Investments, VP Investor Relations, VP Individual Finance and VP of Clarica’s Pension business.

In recognition of his contribution in 2018, Mr. Strain was allocated an AIP award of $1,000,000 (123% individual multiplier), and granted a 2019 long-term incentive award of $1,850,000.

Significant accomplishments in 2018 include:

•  Identifying opportunities to deliver value to shareholders through tax, treasury, capital management, and other financial initiatives, including pursuing a share buyback program

•  Leading our expense management initiative and driving opportunities to enhance productivity and generate savings, resulting in flat expenses vs. prior year

•  Enterprise Services: robust IT stability performance, strong ratings and uptake in use of our mobile applications, and continued support of digital and data analytics

•  Providing leadership to the business groups in capital deployment decisions, assessing risks and opportunities and managing capital requirements; completing the transition to LICAT and continuing the transition to IFRS17

•  Supporting initiatives and actions to fulfil the Client for Life strategy, including improving Client experience, leveraging digital, data & analytics to meet Client needs, pursuing distribution excellence, reinforcing our high-performance culture, and ensuring strong financial discipline

•  Supporting M&A activity across businesses and geographies

•  Managing regulatory changes and identifying related strategic and operational opportunities

•  Leading strong talent management and development within the finance and information technology functions.

Compensation Summary

	2018		2017	2016	2018 Actual Pay Mix
	Target	Actual	Actual	Actual
Salary	600,000	600,000	576,923	494,231
Annual incentives	750,000	1,000,000	1,081,664	825,255
Total Cash	1,350,000	1,600,000	1,658,587	1,319,486
Sun Shares	1,237,525		1,237,547	825,021
Stock options	412,504		412,508	275,006
Long Term Incentives	1,650,030		1,650,055	1,100,027
Total Direct Compensation	3,000,030	3,250,030	3,308,642	2,419,513

MANAGEMENT INFORMATION CIRCULAR 2019

Jacques Goulet, President, SLF Canada

On January 15, 2018, Mr. Goulet was appointed President SLF Canada and is responsible for leading our largest business group providing insurance, wealth management including mutual funds, group retirement services and group benefits in Canada.

In recognition of his contribution in 2018, Mr. Goulet was allocated an AIP award of $780,000 (104% individual multiplier), and granted a 2019 long-term incentive award of $1,700,000.

Significant accomplishments in 2018 include:

•  Executing on Client initiatives including Sun Life’s Digital Benefits Assistant “Ella”, a new welcome program for new clients, and the launch of Lumino Health Network, our first-of-its- kind digital network offering consumer ratings, cost and other information in order to empower Canadians to live healthier lives

•  Improving the Client experience through a number of changes to make it easier to do business with Sun Life, driving more proactive Client contact and better problem resolution, resulting in strong increases in both Net Promoter Score and Client Index

•  Developing talent through training, personal development and recruiting, and organizing employees around delivery of the company’s strategic and financial objectives

•  Achieving strong Investment performance and net flows relative to the market for Sun Life Global Investments

•  Delivering solid financial results, including underlying earnings growth of 9% over prior year, underlying ROE of 15.2% (up from 12.4% in the prior year), and Value of New Business of $629 million (up 8% over the prior year)

•  Strengthening the brand, as reflected in the selection of SLF Canada as the 2018 Most Trusted Life Insurance Company in Canada by Reader’s Digest for the ninth year in a row, and being rated among the “Top 25 Companies to work for in Canada” by LinkedIn

•  Receiving a perfect score on the LGBT Corporate Canadian Index (CCI) for our strong commitment in taking quantifiable actions to support the LGBTQ community.

Compensation Summary

	2018		2017	2016	2018 Actual Pay Mix
	Target	Actual	Actual	Actual
Salary	550,000	518,269	–	–
Annual incentives	687,500	780,000	–	–
Sign-on Cash[1]	–	2,110,000
Total Cash	1,237,500	3,408,269	–	–
Sun Shares	4,129,058		–	–
Stock options	375,007		–	–
Long Term Incentives[1]	4,504,065		–	–
Total Direct Compensation	5,741,565	7,912,334	–	–

[1]	Sign-on cash is related to replacing variable incentives that were forfeited from Mr. Goulet’s previous employer. Long-term incentives also include replacement equity value on-hire.

MANAGEMENT INFORMATION CIRCULAR 2019

Stephen C. Peacher, President, Sun Life Investment Management

Mr. Peacher became our EVP and Chief Investment Officer on October 13, 2009, and on January 11, 2016 was appointed President, Sun Life Investment Management with responsibility for the strategy, development and performance of our invested asset portfolio, MFS Investment Management and Sun Life Investment Management, our third-party institutional asset management business which includes Bentall Kennedy, Prime Advisors, Inc., Ryan Labs Asset Management Inc. and Sun Life Institutional Investments (Canada) Inc.

In recognition of his contribution in 2018, Mr. Peacher was allocated an AIP award of US$1,650,000 (105% individual multiplier), and granted a 2019 long-term incentive award of US$2,400,000.

Significant accomplishments in 2018 include:

•  Further advancing our environment, sustainability and governance (ESG) framework, including Ryan Labs Asset Management becoming a UN PRI signatory

•  Attracting and developing talent to expand key capabilities and support growth areas

•  Continuing momentum in Sun Life Investment Management with net inflows of $1.2 billion in 2018, and entering 2019 with a strong backlog of wins that will fund in 2019

•  Delivering strong investment performance and increasing the production of investment volumes for the General Account to support product sales and grow net income

•  Effectively managing credit risk for the General Account and positioning the company for changing market cycles

•  Generating above-benchmark returns in Client funds, and developing and launching new product offerings to support unique Client needs

•  Announcing the planned merger of Bentall Kennedy and GreenOak Real Estate (a global real estate investment firm with approximately $14 billion in assets under management), with Sun Life Financial acquiring a majority stake.

Compensation Summary (USD)

	2018		2017	2016	2018 Actual Pay Mix
	Target	Actual	Actual	Actual
Salary	580,000	580,000	570,769	540,000
Annual incentives	1,450,000	1,650,000	2,051,686	2,235,600
Total Cash	2,030,000	2,230,000	2,622,455	2,775,600
Sun Shares	1,614,480		1,669,697	1,400,965
Stock options	538,156		556,565	466,985
Long Term Incentives	2,152,636		2,226,262	1,867,950
Total Direct Compensation	4,182,636	4,382,636	4,848,717	4,643,550

MANAGEMENT INFORMATION CIRCULAR 2019

Daniel R. Fishbein, President, SLF U.S.

Mr. Fishbein has been our President, SLF U.S. since March 17, 2014 and is responsible for leading our United States insurance businesses, which include a stop-loss and employee benefits business, a voluntary benefits business and in-force blocks of individual life insurance.

In recognition of his contribution in 2018, Mr. Fishbein was allocated an AIP award of US$925,000 (125% individual multiplier), and granted a 2019 long-term incentive award of US$1,400,000.

Significant accomplishments in 2018 include:

•  Growing our leading medical stop-loss presence in the marketplace, increasing our business- in-force by 16% in 2018, and maintaining our position as the largest independent stop-loss provider in the U.S.

•  Creating the FullscopeRMS brand from our successful Disability RMS business to expand the suite of capabilities for industry partners, and introducing a turnkey medical stop-loss offering

•  Supporting initiatives and actions to deliver on the Client for Life strategy, including delivering a strong Client experience (as measured by Client Index and Net Promoter Scores), leveraging digital, data & analytics to meet Client needs, pursuing distribution excellence, reinforcing our high-performance culture and ensuring strong financial discipline

•  Attracting and developing talent to expand key capabilities and support key growth areas

•  Delivering underlying income growth of 37% over the prior year and underlying ROE of 14.6%, up from 11.1% in the prior year, and reaching our highest-ever Group Benefits sales at US$1 billion and business-in-force of US$4 billion at December 31, 2018

•  Achieving a Group Benefits after-tax profit margin for the full year of 6.7%, at the top of our target range, even after adjusting for the benefits of U.S. tax reform

•  Acquiring Maxwell Health, an innovative insurtech start-up with an employee benefits platform that makes benefits and HR administration simple for employers and their employees.

Compensation Summary (USD)

	2018		2017	2016	2018 Actual Pay Mix
	Target	Actual	Actual	Actual
Salary	575,000	569,231	550,000	550,000
Annual incentives	718,750	925,000	1,022,669	931,315
Total Cash	1,293,750	1,494,231	1,572,669	1,481,315
Sun Shares	954,028		910,740	856,162
Stock options	318,005		303,580	285,378
Long Term Incentives	1,272,033		1,214,320	1,141,540
Total Direct Compensation	2,565,783	2,766,264	2,786,989	2,622,855

MANAGEMENT INFORMATION CIRCULAR 2019

Summary compensation table

The table below shows the total compensation paid to our named executive officers for the fiscal years ended December 31, 2018, 2017 and 2016.

Mr. Peacher and Mr. Fishbein receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of C$1.295 for 2018, C$1.298 for 2017 and C$1.325 for 2016.

Name and principal position	Year	Paid salary ($)	Share awards ($)	Option awards ($)	Non-equity annual incentive plan compens- ation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Dean A. Connor President & Chief Executive Officer	2018	1,100,000	4,500,028	1,500,001	2,200,000	400,833	11,997	9,712,859
	2017	1,100,000	4,125,043	1,375,001	2,185,000	350,743	11,060	9,146,847
	2016	1,076,923	3,750,031	1,250,000	2,300,000	619,670	7,070	9,003,694
Kevin D. Strain Executive Vice-President & Chief Financial Officer	2018	600,000	1,237,525	412,504	1,000,000	162,833	94,905	3,507,767
	2017	576,923	1,237,547	412,508	1,081,664	865,743	364,761	4,539,146
	2016	494,231	825,021	275,006	825,255	334,670	66,088	2,820,271
Jacques Goulet President, SLF Canada	2018	518,269	4,129,058	375,007	780,000	42,040	2,112,199	7,956,573

Stephen C. Peacher President, Sun Life Investment Management	2018	751,100	2,090,752	696,912	2,136,750	372,074	–	6,047,588
	2017	740,858	2,167,267	722,422	2,663,089	356,256	103,715	6,753,607
	2016	715,500	1,856,278	618,755	2,962,170	302,446	105,469	6,560,618
Daniel R. Fishbein President, SLF U.S.	2018	737,154	1,235,467	411,817	1,197,875	226,314	–	3,808,627
	2017	713,900	1,182,141	394,047	1,327,424	196,647	–	3,814,159
	2016	728,750	1,134,415	378,126	1,233,992	201,069	–	3,676,352

Paid Salary

•	Includes mid-year salary increases in March as follows:
•	Mr. Fishbein in 2018,
•	Mr. Strain and Mr. Peacher in 2017, and
•	Mr. Connor in 2016.

Share Awards

Fiscal Year	Grant Date	Share Price
2018	February 27, 2018	$54.18
2017	February 28, 2017	$48.73
2016	February 23, 2016	$40.47

•	Share price is based on the average closing price of our common shares on the TSX over the five trading days before the grant date.
•	Mr. Goulet’s Share award also includes replacement equity value on-hire, in addition to his annual grant.

MANAGEMENT INFORMATION CIRCULAR 2019

Option Awards

•	The grant date fair value of stock options awarded was calculated using the following data:

Fiscal Year	Grant Date	Exercise Price	Accounting Fair Value
2018	February 27, 2018	$53.96	$7.00
2017	February 28, 2017	$48.20	$9.41
2016	February 23, 2016	$40.16	$7.80

•	For awards granted on February 27, 2018 and going forward, we use a five-year average calculated Black-Scholes ratio to determine awards
•	The five-year average represents a long-term value considering long-term estimates of factors used in the Black-Scholes valuation model.

Non-equity annual incentive plan compensation

•	Values include the amounts the named executive officers chose to defer.

Pension value

•	Represents compensatory costs as described in the defined benefit and defined contribution tables on pages 91 and 92
•	Mr. Strain had a higher compensatory cost in 2017 because of an increase to his salary and target bonus; Mr. Connor had a higher compensatory cost in 2016 because of an increase to his salary.

All other compensation

•	Includes flexible benefit credits taken in cash by Mr. Connor and Mr. Goulet, and tax equalization adjustments in 2017 and 2016 for Mr. Peacher
•

For all named executive officers, except Mr. Strain and Mr. Goulet, the amounts shown exclude the total value of perquisites and other benefits because the total for each named executive officer is less than $50,000 and less than 10% of their total salary for the fiscal year

•

In 2018, Mr. Strain’s amount includes taxes paid relating to a previous overseas assignment. In 2018 and 2017, his amounts include flexible benefit credits taken in cash and executive allowance and perquisites. In 2017, his amount includes relocation expenses and tax preparation assistance. His amounts for 2017 and 2016 include assignment-related allowances

•	Mr. Goulet’s amount includes a sign-on cash payment provided to replace variable incentives that were forfeited from his previous employer.

Incentive plan awards

Outstanding share and option awards

The table on the following page is a summary of the outstanding option awards and share awards for the named executive officers as at December 31, 2018.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $45.29, multiplied by the number of options.

Market value of share awards that have not vested or not been paid is $45.29 multiplied by the number of share units. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%). Share awards that have vested but have not been paid represent an elected deferral of annual incentive, payout under an incentive plan prior to demutualization and/or awards for recruiting purposes or upon mid-year promotion.

MANAGEMENT INFORMATION CIRCULAR 2019

		Option awards				Share awards
Named executive officer	Year	Number of securities underlying unexer- cised options (#)	Option exercise price ($)	Option expiration date	Value of unexer- cised in-the money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Dean A. Connor	2011	115,164	$31.65	Mar 02, 2021	1,570,837

	2011	95,869	$26.70	Aug 15, 2021	1,782,205

	2012	430,445	$21.53	Feb 28, 2022	10,227,373

	2013	168,440	$28.20	Feb 26, 2023	2,878,640

	2014	127,324	$39.27	Feb 25, 2024	766,490

	2015	128,140	$39.02	Feb 24, 2025	803,438

	2016	124,502	$40.16	Feb 23, 2026	638,695	Sun Shares	103,446	4,685,074

	2017	114,108	$48.20	Feb 28, 2027	–	Sun Shares	91,110	4,126,374

	2018	157,053	$53.96	Feb 27, 2028	–	Sun Shares	86,260	3,906,718

						Vested DSU			6,131,578

Total		1,461,045			18,667,678		280,816	12,718,166	6,131,578
Kevin D. Strain	2011	16,588	$31.65	Mar 02, 2021	226,260

	2013	28,369	$28.20	Feb 26, 2023	484,826

	2014	25,465	$39.27	Feb 25, 2024	153,299

	2015	25,628	$39.02	Feb 24, 2025	160,688

	2016	27,391	$40.16	Feb 23, 2026	140,516	Sun Shares	22,759	1,030,734

	2017	34,233	$48.20	Feb 28, 2027	–	Sun Shares	27,334	1,237,946

	2018	43,190	$53.96	Feb 27, 2028	–	Sun Shares	23,722	1,074,363

Total		200,864			1,165,589		73,814	3,343,043
Jacques Goulet	2018	39,264	$53.96	Feb 27, 2028	–	Sun Shares	79,149	3,584,658

Total		39,264			–		79,149	3,584,658
Stephen C. Peacher	2015	12,000	$39.02	Feb 24, 2025	75,240

	2016	30,814	$40.16	Feb 23, 2026	158,076	Sun Shares	51,206	2,319,127

	2017	59,952	$48.20	Feb 28, 2027	–	Sun Shares	47,869	2,167,966

	2018	72,968	$53.96	Feb 27, 2028	–	Sun Shares	40,077	1,815,095

						Vested DSU			1,263,132

Total		175,734			233,316		139,152	6,302,188	1,263,132
Daniel R. Fishbein	2014	23,561	$36.98	May 16, 2024	195,792

	2015	31,999	$39.02	Feb 24, 2025	200,634

	2016	37,662	$40.16	Feb 23, 2026	193,206	Sun Shares	31,293	1,417,272

	2017	32,701	$48.20	Feb 28, 2027	–	Sun Shares	26,110	1,182,523

	2018	43,118	$53.96	Feb 27, 2028	–	Sun Shares	23,682	1,072,575

						Vested DSU	–	–	340,868

Total		169,041			589,632		81,086	3,672,370	340,868

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

MANAGEMENT INFORMATION CIRCULAR 2019

Incentive plan awards – value vested or earned during the year

The table below shows:

•	the value the named executive officers would have realized if they had exercised the options that vested in 2018 on their vesting dates
•	the value of share awards that vested and were paid out in 2018
•	the annual incentive award earned in 2018 and paid out in March 2019.

Named executive officer	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Dean A. Connor	1,533,359	6,860,353	2,200,000
Kevin D. Strain	328,721	1,372,085	1,000,000
Jacques Goulet	–	–	780,000
Stephen C. Peacher	626,737	2,569,790	2,136,750
Daniel R. Fishbein	401,433	1,713,170	1,197,875

MANAGEMENT INFORMATION CIRCULAR 2019

Value of options vested during the year

The table below shows the value of options that vested for each named executive officer in 2018.

See Executive stock option plan on page 71 for more information about the option plan.

Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Dean A. Connor	2014	25-Feb-18	31,831	39.27	54.22	475,873

	2015	24-Feb-18	32,035	39.02	54.22	486,932

	2016	23-Feb-18	31,125	40.16	54.22	437,618

	2017	28-Feb-18	28,527	48.20	52.86	132,936

					Total	1,533,359
Kevin D. Strain	2014	25-Feb-18	6,366	39.27	54.22	95,172

	2015	24-Feb-18	6,407	39.02	54.22	97,386

	2016	23-Feb-18	6,848	40.16	54.22	96,283

	2017	28-Feb-18	8,558	48.20	52.86	39,880

					Total	328,721
Jacques Goulet	–	–	–	–		–

					Total	–
Stephen C. Peacher	2014	25-Feb-18	10,560	39.27	54.22	157,872

	2015	24-Feb-18	11,999	39.02	54.22	182,385

	2016	23-Feb-18	15,408	40.16	54.22	216,636

	2017	28-Feb-18	14,988	48.20	52.86	69,844

					Total	626,737
Daniel R. Fishbein	2014	16-May-18	5,890	36.98	55.55	109,377

	2015	24-Feb-18	7,999	39.02	54.22	121,585

	2016	23-Feb-18	9,415	40.16	54.22	132,375

	2017	28-Feb-18	8,175	48.20	52.86	38,096

					Total	401,433
					Total	2,890,250

•	Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the previous trading day if the vesting date falls on a weekend or holiday

•	Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

MANAGEMENT INFORMATION CIRCULAR 2019

Aggregate option exercises for the year ended December 31, 2018

The following table shows for each named executive officer the number of common shares acquired through option exercises during the year ended December 31, 2018 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the closing price of our common shares on the TSX on the exercise date and the exercise price of the option.

Named executive officer	Securities acquired at exercise (#)	Aggregate value realized ($)
Dean A. Connor	–	–
Kevin D. Strain	27,305	422,589
Jacques Goulet	–	–
Stephen C. Peacher	89,485	1,213,231
Daniel R. Fishbein	–	–

Share awards

The table below shows the total Sun Shares vested and paid out to each named executive officer in 2018. The value of Sun Shares received on vesting is the number of accrued Sun Shares multiplied by the performance factor, multiplied by the vesting price.

Named executive officer	Grant date	Sun Shares accrued (#)	Performance factor	Vesting price ($)	Value received on vesting ($)
Dean A. Connor	Feb 24, 2015	106,542	119%	54.11	6,860,353
Kevin D. Strain	Feb 24, 2015	21,309	119%	54.11	1,372,085
Jacques Goulet	–	–	–	–	–
Stephen C. Peacher	Feb 24, 2015	39,909	119%	54.11	2,569,790
Daniel R. Fishbein	Feb 24, 2015	26,606	119%	54.11	1,713,170

•	Vesting price is the average price of our common shares on the TSX over the five trading days before the vesting date.

MANAGEMENT INFORMATION CIRCULAR 2019

The table below shows how we calculated the performance factor for the 2015 Sun Share awards (for the performance period from 2015 to 2017, and paid out in early 2018).

				Relative Peer TSR Performance
Performance cycle	Peer groups	Weight		Below threshold	Threshold	Target (peer avg.)	Maximum	SLF TSR	Actual TSR Multiplier
2015 – 2017	North American insurance	75%	TSX	< 0.3%	0.3%	10.3%	20.3%	11.5%	113%
			NYSE	< -1.0%	-1.0%	9.0%	19.0%	7.5%	89%
	Canadian banks	25%	TSX	< 2.1%	2.1%	12.1%	22.1%	11.5%	96%
2017 Multiplier – payout factor (50% weight)				0%	25%	100%	200%		100%
2014 – 2016	North American insurance	75%	TSX	< -3.6%	-3.6%	6.4%	16.4%	14.8%	184%
			NYSE	< -6.3%	-6.3%	3.7%	13.7%	5.9%	122%
	Canadian banks	25%	TSX	< 1.6%	1.6%	11.6%	21.6%	14.8%	132%
2016 Multiplier – payout factor (25% weight)				0%	25%	100%	200%		148%
2013 – 2015	North American insurance	75%	TSX	< 10.6%	10.6%	20.6%	30.6%	24.7%	140%
			NYSE	< 6.4%	6.4%	16.4%	26.4%	12.9%	73%
	Canadian banks	25%	TSX	< 2.0%	2.0%	12.0%	22.0%	24.7%	200%
2015 Multiplier – payout factor (25% weight)				0%	25%	100%	200%		130%

Overall weighted average performance factor									119%

•

Intermediate amounts are interpolated. Equal weight is applied to TSX and NYSE results for North American insurance peers. For the 2015 Sun Share awards, the peer group consisted of the following peer companies:

Canadian banks	• RBC • TD Bank Financial Group	• Scotiabank • BMO Financial Group	• CIBC

North American insurance companies	• Great-West Life • Lincoln Financial • Manulife Financial	• MetLife • Principal Financial Group • Prudential Financial	• Stan Corp Financial[1] • Unum[2]
[1]	Included in the 2015 multiplier only
[2]	Included in 2015 multiplier and going forward

MANAGEMENT INFORMATION CIRCULAR 2019

Non-equity incentive plan compensation

See Annual incentive plan starting on page 66 for more information.

Named executive officer	Base salary ($)	Target award	Business results	Individual multiplier	Final award ($)
Dean A. Connor	1,100,000	150%	108%	123%	2,200,000
Kevin D. Strain	600,000	125%	108%	123%	1,000,000
Jacques Goulet	518,269	125%	109%	104%	780,000
Stephen C. Peacher	751,100	250%	108%	105%	2,136,750
Daniel R. Fishbein	737,154	125%	104%	125%	1,197,875

•	Base salary pro-rated for active employment is used to calculate AIP (subject to any sign-on provisions for the initial year of employment)
•

The business results for the CEO and CFO are based 100% on total company performance. For the other named executive officers, the business results reflect 50% weighting on total company performance and 50% on relevant business group performance. Business group performance is measured using the same three measures (Earnings (AIP basis), VNB (AIP basis) and Client measures) as total company, except for Mr. Peacher whose business group result reflects the payout from the SLIM IP and an assessment of performance in the SLIM affiliate companies (Bentall Kennedy, Prime Advisors, Inc., and Ryan Labs Asset Management). For Mr. Goulet, the business group results was 109%, for Mr. Peacher the business group result was 108%, and for Mr. Fishbein the business group result was 100%.

The table below shows how we calculated the performance factor for total company business results. Earnings (AIP basis) is defined as Reported Net Income less Other Adjustments as defined in Section L of our Non-IFRS measures in our 2018 MD&A, divided by the weighted average number of common shares outstanding. VNB (AIP basis) excludes the asset management business. EPS (AIP basis) and VNB (AIP basis) are measured on a constant currency basis.

Primary measures	Weighting	Below threshold	Threshold	Target	Maximum	What we achieved in 2018 Result
Earnings per share (AIP basis)	50%	< $3.19	$3.19	$4.56	$5.47	$4.26	Below Target
Payout factor		0%	25%	100%	200%		84%
		+

Value of new business (AIP basis)	25%	< $751	$751	$1,073	$1,287	$1,199	Above Target
Payout factor		0%	25%	100%	200%		159%
		+
Client measures	25%	Assessment of improvement in Client NPS and Client Index scores and progress on key Client initiatives					Above Target
Payout factor		0%	50%	100%	150%		105%
Overall calculated payout factor		0%	25%	100%	200%		108%
		+
Business performance scorecard		A mechanism to conduct a comprehensive look back on performance and alignment with shareholder experience (up to ±20%)		No adjustment			-%
		+
Risk, Compliance and Control		Results reviewed for any risk, compliance and control considerations (neutral to negative and can lower results to zero)		No adjustment			-%
		=
Final performance payout factor							108%

MANAGEMENT INFORMATION CIRCULAR 2019

In addition to these objectives and values outlined in the previous table, highlights of our performance in 2018 are provided on page 52.

You can find more information about our business segment results in our 2018 MD&A.

Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each named executive officer as at December 31, 2018.

We used the same actuarial methods and assumptions in 2018 that we used to calculate the pension liabilities and annual expenses in our 2018 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Named executive officer	Number of years credited service	Annual lifetime pension		Accrued obligation at start of year ($)	Compen- satory change ($)	Non- compen- satory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Dean A. Connor	12.3	424,000	518,000	5,750,000	392,000	116,000	6,258,000
Kevin D. Strain	21.1	288,000	580,000	4,799,000	154,000	141,000	5,094,000
Jacques Goulet	–	–	–	–	–	–	–
Stephen C. Peacher	–	–	–	–	–	–	–
Daniel R. Fishbein	–	–	–	–	–	–	–

•

Credited service is the actual years of service with the company as of December 31, 2018 used for purposes of the Canadian defined benefit plan. Figures for annual lifetime pension at age 65 are based on the named executive officer’s pensionable earnings up to December 31, 2018

•

Accrued obligation is the actuarial value of the projected defined benefit obligations for service up to December 31, 2017 and December 31, 2018. The accrued obligation assumes a named executive officer will receive his or her target bonus between now and retirement. The difference between the accrued obligation at the start and end of the year is made up of the compensatory and non-compensatory change detailed in the chart

•

Compensatory change is the defined benefit service cost for 2018 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2018 and the actual assumptions used for the year. The 2018 valuation assumptions for the plan include a projected salary increase based on age, which produced a weighted average assumption of 3.0% for all plan participants

•

Non-compensatory change represents the change in pension obligation based on non-compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. Among other factors, in 2018, the discount rate increased and mortality assumptions were changed, which resulted in a net increase in the obligations.

MANAGEMENT INFORMATION CIRCULAR 2019

Defined contribution plans

The table below shows the defined contribution pension plan values for each named executive officer as at December 31, 2018.

Named executive officer	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
Dean A. Connor	425,343	8,833	454,681
Kevin D. Strain	530,923	8,833	536,750
Jacques Goulet	–	42,040	53,430
Stephen C. Peacher	3,726,030	372,074	4,160,123
Daniel R. Fishbein	855,318	226,314	1,135,239

•

U.S. plan values have been converted to Canadian dollars using an exchange rate of 1.258 as of January 1, 2018, 1.364 as of December 31, 2018, and the 2018 average rate of 1.295 for amounts other than beginning and ending balances

•	Compensatory amounts shown for Mr. Connor, Mr. Strain and Mr. Goulet represent our matching contributions to the defined contribution plan
•	The amounts shown for Mr. Peacher and Mr. Fishbein reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

Termination and change of control benefits

Change of control

We have change of control agreements with our named executive officers so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life Financial. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

If employment is terminated without cause within three years of the change of control (double trigger), benefits are paid as follows:

•	24 months of annual pay and incentive compensation from the date of termination
•	mid and long-term incentive awards vest (prorated for Mr. Fishbein in the event of a change of control for our U.S. business) and are paid according to the terms of the respective plans
•

most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

We define change of control as:

•

a consolidation or merger of Sun Life Financial or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% (50% for Mr. Fishbein) of the outstanding voting shares of the new entity immediately after the transaction is complete

•	the sale of all or substantially all of the assets of Sun Life Financial or Sun Life Assurance to a non-affiliate (except for Mr. Fishbein), or
•	the acquisition by a non-affiliate of more than 20% (30% for Mr. Fishbein) of the voting shares of Sun Life Financial or Sun Life Assurance.

If the majority of the assets of Sun Life Financial, Sun Life Assurance, or our U.S. business are sold, it constitutes a change of control for Mr. Fishbein.

MANAGEMENT INFORMATION CIRCULAR 2019

When there is a change of control:

•

Sun Shares vest and are paid on an accelerated basis when an executive is terminated without cause or leaves the organization for good reason (double trigger) prior to the normal payment date (which is a maximum of three years from the grant date) and are otherwise paid on the normal payment date under the terms of the plan

•	DSUs vest and are paid either when the executive leaves the organization or on the normal payment date, whichever is earlier
•	the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.

Employee agreements

The table below summarizes our contractual agreements with the named executive officers.

Nature of termination	Who it applies to	Type of arrangement
Termination (without cause)	Dean A. Connor	• Entitled to receive up to 24 months of annual salary.
Termination (without cause)	Stephen C. Peacher Daniel R. Fishbein

•  Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.

MANAGEMENT INFORMATION CIRCULAR 2019

Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios. For our named executive officers, termination for cause results in the forfeiture of outstanding unvested share units and options, and can also result in a clawback of any or all of the incentive compensation received or realized in the previous 24 months where appropriate.

Incremental entitlements on other termination scenarios
	Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
	Salary	• salary ends	• salary ends unless otherwise stated in employment agreement	• salary ends	• 24 months of salary
	Annual incentive award	• award forfeited	• award forfeited	• receive pro-rated award calculated from January 1 to retirement date

•  receive prorated award calculated from January 1 to the date of termination (assumes target performance)

•  24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

Mid and long-term incentives	Sun Shares	• unvested awards forfeited

•  receive pro-rated portion of Sun Shares for active employment during performance period

•  paid immediately

•  valued using performance factor that includes any variables known at the time of termination

				• fully vest and paid at normal payment date • valued using actual performance factor	• unvested awards vest • paid immediately • valued using performance factor that includes any variables known at the time of termination
	Stock options	• 60 days to exercise vested options • unvested awards forfeited	• 60 days to exercise vested options • unvested awards forfeited	• up to 36 months to exercise vested options and options that become vested during the period; up to 60 months for the 2019 grant onward	• accelerated vesting of all options and up to 36 months to exercise vested options
	DSUs	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards are forfeited	• vested awards are paid with timing at the executive’s election • unvested awards vest
	Estimated pension	• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension including change of control severance period under the defined benefit plans • unvested value vests
	Estimated perquisites	• perquisites end	• perquisites end	• perquisites end	• perquisites continue until 24 months after termination or reemployment, whichever is earlier • outplacement counselling services (maximum $40,000)

MANAGEMENT INFORMATION CIRCULAR 2019

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, which include:

•	Be at least 55 years old and have 10 years of continuous service
•	Voluntarily terminate employment and provide at least six months’ notice
•

Agree not to compete with Sun Life Financial or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that units remain outstanding under the Sun Share Unit Plan.

The table below shows the estimated value of the incremental payments the named executive officers would receive in each of the situations listed above, assuming a termination date of December 31, 2018. U.S. values have been converted to Canadian dollars using an exchange rate of 1.364 as of December 31, 2018 for pension ending balances and the 2018 average rate of 1.295 for all other amounts. In the table:

•	termination (without cause) represents only contractually agreed upon severance amounts
•	change of control assumes double trigger (change of control and termination without cause)
•	cash includes salary and annual incentives
•	vested and unvested awards include awards under the mid and long-term incentive plans.

Named executive officer	Compensation component	Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2018
			Termination (without cause)	Retirement	Change of control
Dean A. Connor	Cash:	–	2,200,000	1,650,000	7,881,667
President and	Vested awards:	18,147,471	–	–	–
Chief Executive Officer	Unvested awards:	–	8,963,133	14,205,477	14,205,477
	Pension:	6,766,000	–	–	415,000
	Perquisites:	–	–	–	111,808
	Total:	24,913,471	11,163,133	15,855,477	22,613,952
	Vested DSUs	6,131,578	–	–	–
Kevin D. Strain	Cash:	–	–	–	3,668,348
Executive Vice-President	Vested awards:	1,055,162	–	–	–
and Chief Financial	Unvested awards:	–	2,240,518	–	3,676,141
Officer	Pension:	3,344,000	–	–	946,000
	Perquisites:	–	–	–	101,824
	Total:	4,399,162	2,240,518	–	8,392,313
	Vested DSUs	–	–	–	–
Jacques Goulet	Cash:	–	–	–	3,162,500
President, SLF Canada	Vested awards:	–	–	–	–
	Unvested awards:	–	1,009,015	–	3,584,658
	Pension:	53,430	–	–	–
	Perquisites:	–	–	–	101,824
	Total:	53,430	1,009,015	–	6,848,982
	Vested DSUs:	–	–	–	–
Stephen C. Peacher	Cash:	–	751,100	–	8,270,677
President, Sun Life	Vested awards:	–	–	–	–
Investment Management	Unvested awards:	–	4,482,407	–	7,017,986
	Pension:	4,160,123	–	–	–
	Perquisites:	–	–	–	86,765
	Total:	4,160,123	5,233,507	–	15,375,428
	Vested DSUs:	1,263,132	–	–	–
Daniel R. Fishbein	Cash:	–	744,625	–	4,659,107
President, SLF U.S.	Vested awards:	442,869	–	–	–
	Unvested awards:	–	2,639,230	–	4,109,718
	Pension:	1,135,239	–	–	–
	Perquisites:	–	–	–	86,765
	Total:	1,578,108	3,383,855	–	8,855,590
	Vested DSUs:	340,868	–	–	–

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Mr. Connor qualifies as retirement eligible because of his age and years of service. This has the following effects:

•	the cash amount under Retirement represents an AIP award at target
•	unvested Sun Shares would fully vest, be valued using the actual performance factor and be paid at the normal payment date.

Aggregate compensation for Material Risk Takers

As required under the FSB’s Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as MRTs. In 2018, we expanded the definition of MRTs, and as such we had 31 MRT positions in 2018 (an increase from 17 last year). They include members of our Executive Team, executives who perform certain corporate and investment oversight roles, and Business Leaders with significant profit-and-loss accountability who have authority to materially impact the risk exposure of the organization. The table below shows the total compensation granted, paid or outstanding for MRTs as of and for the year ended December 31, 2018. Any compensation paid in U.S. dollars has been converted to Canadian dollars using the 2018 average annual exchange rate of 1.295.

	Annual fixed and variable compensation
		Annual incentives		Share-based incentives
						Outstanding
Compensation element	Salary	Cash	Deferred (DSUs)	Granted	Paid	Vested	Unvested	Sign-on payments	Severance payments
Aggregate value ($M)	13.9	17.6	1.2	30.2	32.5	41.1	70.3	5.1	–

•	Cash incentives for 2018 did not include any guaranteed payments
•	Annual incentives represent bonus earned for the 2018 performance year, paid in 2019, inclusive of business and individual performance results
•	Share-based incentives include the value of share units and options and any additional units credited as dividends on share units
•	Granted represents the value at annual grant in 2018
•	Paid represents the value received in 2018 when options were exercised and value at vesting, including performance adjustments for performance share units
•

Outstanding share-based incentives represents the in-the-money value of options and the market value of share unit awards using a share price of $45.29 for vested and unvested options and share units as at December 31, 2018

•	Sign-on payments represent cash and share unit commitments made upon hire to replace amounts forfeited from previous employer
•	Severance payments represent the value of benefits received on termination.

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The table below shows the change in value of outstanding MRT deferred compensation during 2018 based on explicit, implicit and other adjustments as outlined in the guidelines issued by the Basel Committee on Banking Supervision.

		Change in value during 2018
	Aggregate value of deferred compensation at January 1, 2018 ($M)	Explicit adjustments ($M)	Implicit adjustments ($M)	Other adjustments ($M)	Aggregate value of deferred compensation at December 31, 2018 ($M)
Total	143.0	-0.1	-28.0	-0.1	114.9
Percentage change		-0.1%	-19.5%	0.0%	-19.7%

•	Aggregate value at January 1, 2018 reflects the value of outstanding share units and options
•

Explicit adjustments reflect the interim performance factor estimates for the 2016, 2017 and 2018 awards approved by the board in February 2019. This would also include clawbacks if applicable, but none were applied in 2018

•	Implicit adjustments reflect the impact of changes in share price and accumulated dividends
•	Other adjustments reflect the net impact of the redemption of vested share units, the grant of new share units, forfeited units and option exercises during 2018
•	Aggregate value at December 31, 2018 reflects the impact of explicit, implicit and other adjustments during 2018 on the value of outstanding share units and options.

Securities authorized for issue under equity compensation plans

The table below shows the common shares to be issued under the option plan as at December 31, 2018. It also shows the number of common shares available for issue under the option plan which was approved by our common shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,101,421	$37.06	6,120,830

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Other information

Loans to directors and executives

We do not grant personal loans to our directors and executive officers. The table below shows the total loans outstanding to current and former employees of Sun Life Financial and our subsidiaries as at February 28, 2019.

		Total outstanding loans
Purpose	To Sun Life Financial or our subsidiaries ($)	To another entity ($)
Securities purchases	$142,800	–
Other	$3,845,380	–

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of Sun Life Financial and our subsidiaries in circumstances where the company cannot provide indemnification. The current policy runs from November 1, 2018 to October 31, 2019 with coverage of up to $210 million. We pay a premium of approximately $1.1 million and there is no deductible.

For more information

You can find recent financial information about Sun Life Financial in our consolidated financial statements and MD&A for the year ended December 31, 2018. These and other documents are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml). In addition, our sustainability report is available on our website (www.sunlife.com).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

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Schedule A

Charter of the Board of Directors

This Charter sets out:

1.	The duties and responsibilities of the Board of Directors (the “Board”);
2.	The position description for Directors;
3.	The position description for the Chairman of the Board (the “Chairman”);
4.	The position description for Chairs of Board Committees; and
5.	The corporate governance practices and policies that apply to the Board.

Mission

The mission of the Board is to be a strategic asset of the organization measured by the effective execution of its overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.

Membership

The by-laws provide for the Board to have a minimum of eight and a maximum of 20 Directors. Each Director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the Directors must meet the independence requirements set out in the Director Independence Policy.

Structure and Operations

A schedule of regular Board and Committee meetings will be agreed upon by Chairman, in consultation with the Governance, Nomination & Investment Committee and circulated to the Directors prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the Directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours’ notice.

A quorum at any meeting of the Board shall be a majority of Directors and meetings must be constituted so that the resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each meeting of the Board, the independent Directors will meet privately.

On an annual basis, the Board will review this Charter and its Forward Agenda and approve changes as necessary. This Charter will be posted on the Corporation’s website.

1.   Duties and Responsibilities of the Board

The Board is responsible for supervising the management of the business and affairs of the Corporation.

In connection with this responsibility the Board:

•	sets an ethical tone for the Corporation;
•	satisfies itself that senior management is sustaining a culture of integrity throughout the organization;
•	complies with and reviews employee compliance with the Code of Business Conduct and ensures prompt disclosure of any waivers of the Code of Business Conduct for Directors or senior management;
•	establishes corporate governance practices and policies and monitors corporate governance trends.

The Board performs the following overall stewardship responsibilities either directly or through its Committees, including the allocation of risk oversight to its Committees. The Board has clearly outlined matters that require Board approval and those that have been delegated to management.

In connection with its duties and responsibilities, the Board approves and oversees:

Strategy

•	the Corporation’s vision and purpose statements;
•	the strategic plan and business, capital and investment plans on an annual basis;
•	significant strategic initiatives, investments and transactions, including significant activities of subsidiaries.

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Risk Management, Capital Management and Internal Control

•	the Risk Management Framework, Risk Appetite Policy and Internal Control Framework;
•	significant policies, plans and strategic initiatives related to the management of, or that materially impact risk, capital and liquidity;
•	the Code of Business Conduct.

Board, Senior Management and Control Functions

Board

•	Board and Committee size and composition;
•

the evaluation and selection of candidates for election at each annual meeting based on a skills, qualifications and competencies assessment process and consideration of the level of diversity on the Board;

•

the formulation of succession plans for the Board, the Chairman and the Committee Chairs. In connection with these duties and responsibilities, the Board maintains an orientation program for new Directors, supports ongoing education for all Directors and assesses the effectiveness of the Board, its Committees, the Chairman, the Committee Chairs, and individual Directors on an annual basis.

Senior Management and Control Functions

•	the appointment, evaluation and, if necessary, replacement of the President & Chief Executive Officer and other members of senior management, including the Appointed Actuary;
•	the delegation to management powers to manage the Corporation;
•	talent management and succession plans for the role of President & Chief Executive Officer and other senior management positions;
•	the performance and compensation frameworks for senior management, including alignment of those frameworks with applicable regulatory principles;
•	the mandates, authority, independence and resources of Control Functions.

Financial Reporting, Communication and Disclosure

•	the review and approval of the annual and interim financial statements, Management’s Discussion and Analysis and related news releases;
•	the external audit plan, including the fees and scope of the audit engagement, the engagement letter and remuneration of the external auditor under the engagement letter;
•	the internal audit plan;
•	the review and approval of corporate governance disclosure to shareholders and other stakeholders;
•	the process by which shareholders are able to provide feedback to the independent Directors.

In connection with its duties and responsibilities, the Board provides challenge, advice and guidance to senior management of the Corporation on:

Operational and Business Policies

•

significant operational, business, risk and crisis management policies of the Corporation, including those in respect of credit, market, operational, insurance, regulatory compliance and strategic risks, and their effectiveness; and

•	compensation policy for all human resources that is consistent with the Financial Stability Board (FSB) Principles for Sound Compensation;

Business Performance and Effectiveness of Risk Management

•	performance relative to the strategic plan and business, capital and investment plans;
•	effectiveness of the strategic planning process;
•	effectiveness of the Risk Appetite Policy;
•

effectiveness of the internal control framework and management information systems that provide assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets;

•	effectiveness of the Control Functions;

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•	effectiveness of significant policies and plans related to management of capital and liquidity (e.g., stress testing, ORSA report);
•	compliance with legislative and regulatory requirements;

Operations

•	reports from senior management, including leaders of Business Groups, on business, financial and operational performance relative to plans and the Risk Appetite Policy; and
•	information on client engagement and value creation for clients.

The duties above are the responsibility of senior management. The Board has the discretion to decide the extent and nature of its input, and to provide challenge, advice and guidance on these matters and others.

In connection with its duties and responsibilities, the Board provides advice and counsel to the President & Chief Executive Officer, establishes his or her annual objectives and reviews performance against objectives. The Board may, at the expense of the Corporation, engage any special advisors it deems necessary to provide independent advice, require management to inform applicable regulators in a timely manner of substantial issues affecting the Corporation, and perform such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.

2.   Position Description for Directors

The Board is responsible for supervising the management of the business and affairs of the Corporation. Each Director participates in fulfilling the Board’s stewardship role by acting honestly and in good faith with a view to the best interests of the Corporation (fiduciary duty) and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care).

Duties and Responsibilities

Principal duties and responsibilities of each Director include:

•	Acting in the highest ethical manner and with integrity in all personal, business and professional dealings.
•	Confirming compliance with the Code of Business Conduct on an annual basis and maintaining the confidentiality of corporate information and Board deliberations.
•	Understanding the Corporation’s vision and strategic objectives.
•	Becoming knowledgeable of the Corporation’s businesses and the financial services sectors in which it operates within a reasonable time of joining the Board.
•	Understanding the Corporation’s corporate governance policies and practices and the Charters of the Board and of each Committee on which he or she serves.
•	Preparing thoroughly for each Board and Committee meeting by reviewing the materials sent to Directors in advance of meetings.
•	Attending Board and Committee meetings and actively participating in deliberations and decisions in an objective manner that demonstrates independence from management.
•	Informing himself or herself of significant matters dealt with at meetings not attended.
•	Maintaining agreed upon levels of share ownership in the Corporation.

Director Attributes

The Board believes that Directors should provide objective and thoughtful challenge, advice and guidance to, and oversight of, senior management and exhibit the following characteristics while executing their duties:

•	Integrity
•	Accountability
•	Independent and informed judgment
•	Commitment to operational excellence
•	Knowledge of business issues and financial matters
•	Collaboration
•	Initiative
•	Responsiveness

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In addition, certain regulatory criteria apply to Directors and are related to independence, financial, compensation and risk management literacy, and assessment of suitability and integrity. The Director Independence Policy outlines the Board’s approach to determining Director independence, including enhanced independence requirements for members of the Audit Committee and the Management Resources Committee. The Responsible Person Assessments and Subsidiary Governance Policy outlines how independent assessments of the suitability and integrity of current and prospective Directors are undertaken.

3.   Position Description for the Chairman

The independent Directors will select from among their number a Director immediately following each annual meeting who will serve as the Chairman and assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chairman also manages the affairs of the Board so as to assist the Directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the Board as a whole. The Chairman is a regular attendee at meetings of Board Committees. The Chairman should encourage open discussion and debate at Board meetings and have frequent dialogue with other Directors and senior management. The Chairman should also have recurring interactions with regulators.

Duties and Responsibilities

The principal duties and responsibilities of the Chairman include:

•	Ensuring that the respective responsibilities of the Board and those of management are well understood, and that the boundaries between Board and management responsibilities are respected.
•	Communicating the expectations of the independent Directors to management.
•	Assessing the sufficiency of the resources available to the Board and its Committees, including the scope, timeliness and relevance of available information.
•	In conjunction with the Chair of the Governance, Nomination & Investment Committee:
•	regularly evaluating, and in appropriate circumstances proposing enhancements to, the Corporation’s governance structure and procedures;
•

reviewing the membership of each Board Committee and the selection and rotation of the Committee Chairs, and making recommendations to the Governance, Nomination & Investment Committee for its review and recommendation to the Board.

•	In conjunction with the Governance, Nomination & Investment Committee:
•	Agreeing to a schedule of regular Board and Committee meetings prior to the commencement of a calendar year;
•	ensuring that the independent Directors are appropriately compensated in their capacities as Directors of the Corporation:
•	leading assessments of the effectiveness of independent Directors, the Board and its Committees on an annual basis;
•

evaluating the performance of independent Directors and the Chairs of each Committee as part of an annual peer review process, and meeting individually with each independent Director at least annually to discuss individual performance;

•

determining the competencies, skills and qualities required or best suited from time to time to complement the diversity of the current Board composition and identifying prospective Director candidates, in accordance with the Director Recruitment Guidelines; and

•	overseeing the orientation and training program for new Directors and the ongoing education program for all Directors.
•

In conjunction with the President & Chief Executive Officer, setting the Board agenda, chairing the Board meetings and ensuring that there is adequate time at Board meetings for discussion of relevant issues and in camera sessions for independent Directors.

•	In conjunction with the President & Chief Executive Officer, setting the agendas for annual and special meetings and acting as the chair of those meetings.
•

Together with the other independent Directors, annually evaluating the performance of the President & Chief Executive Officer against their objectives and developing their objectives for the subsequent year.

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•

In conjunction with the Management Resources Committee, ensuring that appropriate human resource management practices (including succession, development and compensation plans) are in place for senior management.

•	Engaging, at the expense of the Corporation, outside advisors for the independent Directors or the Board, as required.
•

Communicating from time to time with shareholders, representatives of the Corporation’s regulators and rating agencies, and with corporate governance-focused councils, coalitions and similar bodies, to discuss governance-related matters. In exceptional circumstances, where it is inappropriate for the President & Chief Executive Officer to communicate, or otherwise after prior consultation with the President & Chief Executive Officer, it may be necessary for the Chairman to communicate with the media about the affairs of the Corporation. These circumstances would normally be limited to Board matters or matters relating to the President & Chief Executive Officer (for example, compensation or succession). The Chairman will report on all such communications to the Board at its next regular meeting unless earlier reporting is advisable.

4.   Position Description for Committee Chairs

The Chair of a Board Committee is responsible for providing leadership to enhance effective and independent functioning of the Committee in order that the Committee may fulfil its duties and responsibilities as outlined in its Committee Charter.

Duties and Responsibilities

The principal duties and responsibilities of each Committee Chair include:

•	In conjunction with the Chairman and, when appropriate, other Committee Chairs, members of management and advisors, reviewing and approving the agenda for each meeting of the Committee.
•	Chairing Committee meetings, ensuring that there is adequate time at Committee meetings for discussion of relevant issues and for the Committee members to meet privately.
•	Reporting to the Board on the Committee’s activities following each meeting and presenting recommendations to the Board on matters that require Board approval.
•

In conjunction with the Management Resources Committee, providing recommendations to the Board on the appointment, reassignment, replacement or dismissal of Control Function leaders who report to the Committee, and annually providing input on the performance assessment and compensation awarded to those individuals.

•	Leading an annual review of the adequacy of the Committee Charter.
•	Leading an annual evaluation of the effectiveness of the Committee.

Committee Chairs are appointed annually. Generally, a Director will serve as a Committee Chair for five years.

5.   Corporate Governance Policies and Practices

Director Election and Tenure

Prior to each annual meeting, the Governance, Nomination & Investment Committee will review the candidacy of each nominee and confirm to the Board that each nominee meets the expectations outlined in the Position Description for Directors and satisfies the criteria for Board membership. In addition, the Governance, Nomination & Investment Committee will report on the independence and tenure of each nominee as defined in the Director Independence Policy.

Each Director will be elected for a term ending at the conclusion of the next annual meeting. Subject to the provisions related to tenure in the Director Independence Policy, a Director may stand for re-election at the end of each term until the twelfth annual meeting after his or her initial election or appointment to the Board, at which time he or she will retire.

A Director who is a member of management must resign from the Board when he or she leaves active employment with the Corporation or its affiliates.

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Majority Voting

In elections where only the nominees recommended by the Board stand for election, a Director who receives more “withheld” votes than “for” votes for his or her election must immediately tender a written offer to resign from the Board. The Board will accept the resignation unless there are exceptional circumstances. The Board will make its decision within 90 days of the annual meeting and will promptly disclose its decision by way of news release. If the Board does not accept the resignation, it will fully explain the exceptional circumstances and the reasons for its decision in the news release.

A Director who tenders his or her resignation pursuant to the preceding paragraph will not participate in the consideration by the Board of the resignation offer.

Access to Management

Each Director shall have unrestricted access to management, as necessary, to carry out his or her responsibilities.

Attendance at Board and Committee Meetings

The Governance, Nomination & Investment Committee reviews the attendance of Directors each year as part of the nomination process for Director elections. Any Director who does not, in two consecutive years, attend at least 75% of the meetings of the Board and the Board Committees to which he or she is assigned, must tender a written offer to resign to the Chair of the Governance, Nomination & Investment Committee for acceptance or rejection by the Board.

Change of Occupation

Directors whose principal employment or other business or professional circumstances change materially from that which they held when elected to the Board (including retirement from their principal employment) must notify the Chairman and the Chair of the Governance, Nomination & Investment Committee in accordance with the Director Independence Policy and tender a written offer to resign for acceptance or rejection by the Board. The Board is not of the view that Directors in such circumstances must always leave the Board, however, an opportunity should be given to the Board to review the continued appropriateness of Board membership under the revised circumstances.

Directorships and Board Interlocks

Directors who are employed full-time should generally hold only one other public company directorship and Directors who are not employed full-time should generally hold no more than three other public company directorships.

No more than two Directors may serve together on the board of another public company, and Directors may not serve together on the boards of more than two other public companies (each, an “interlock”). The Corporation will disclose all interlocks, including interlocking committee memberships, in its Management Information Circular. The Governance, Nomination & Investment Committee will review all interlocks as part of its annual evaluation of Director independence to ensure that they do not impact the ability of the applicable Directors to exercise independent judgment in the best interests of the Corporation.

Directors must notify the Chairman, the Chair of the Governance, Nomination & Investment Committee, the President and Chief Executive Officer and the Chief Legal Officer prior to accepting a directorship on an additional public, private or not-for-profit board in order to provide an opportunity for them to verify that a Director continues to have the time and commitment to fulfil his or her obligations to the Board and to be satisfied that the Director is in compliance with the above guidelines and no real or apparent conflict of interest would result.

For greater certainty, this notification is intended to capture the boards of corporations competing with the Corporation, organizations or groups adverse in interests to the Corporation or boards of entities that have the potential to give rise to a conflict of interest by virtue of a potential investment or service with the Corporation.

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A director shall notify the Board annually about his or her principal occupation, other directorships, and business associations by completing the annual directors’ questionnaire circulated in connection with the preparation of the Corporation’s Management Information Circular and Annual Information Form.

Directors’ Remuneration and Share Ownership

The remuneration of Directors is reviewed every two years to ensure that Directors are adequately and competitively compensated.

Each independent Director is required to hold at least seven times the annual cash retainer or $735,000 in the form of common shares or deferred share units of the Corporation by the fifth anniversary of the Director’s election or appointment to the Board.

Orientation of New Directors

The Corporation provides an orientation program for new Directors which consists of a strategic overview session with the President & Chief Executive Officer, sessions with Business Group and Corporate function leaders, and a review of a wide range of written materials, including those that outline the organization of the Board and its Committees, the powers and duties of Directors, the required standards of performance for Directors, the Code of Business Conduct, this Charter, and the financial statements of the Corporation.

Continuing Education for Directors

The Corporation provides ongoing business and education sessions for Directors to enhance their knowledge of the organization, its businesses and key executives, and to address ongoing and emerging issues in the functional areas of Board oversight. Directors may participate in outside professional development programs approved by the Chairman, at the expense of the Corporation. Private meetings with members of management will be arranged as requested by a Director.

As part of the ongoing Director education program Directors will conduct a site visit to each of the Corporation’s four Business Groups (Canada, US, Asia, SLF Asset Management – SLIM and MFS Investment Management) over a two to three year period, and all directors will attend a strategic board meeting, typically held in June, in one of our four business pillar locations on an annual basis.

Interaction with the Media

The Board believes that it is the responsibility of management, rather than Directors, to speak on behalf of the Corporation. From time to time, Directors may be requested by the media, or by institutional investors, shareholders, clients or other stakeholders, to discuss certain issues on behalf of the Corporation. Any Director to whom such a request is made should review the request with the Chairman and the President & Chief Executive Officer before responding.

Shareholder Engagement and “Say on Pay”

The Board believes it is important to have constructive engagement with the Corporation’s shareholders to allow shareholders to express their views on governance matters.

The Chairman or his or her designate may communicate from time to time with shareholders, regulators, rating agencies and corporate governance-focused coalitions in connection with governance-related matters, including the results of the annual advisory vote on executive compensation. All such communications will be reported to the Board of Directors no later than its next regularly scheduled meeting.

At each annual meeting shareholders will be asked to consider a non-binding advisory resolution on the executive compensation disclosure in the Corporation’s Management Information Circular prepared for the annual meeting.

The results of the advisory vote will be published and if a significant number of shareholders oppose the resolution, the Board will consult shareholders to understand their concerns. The Board will review the Corporation’s approach to compensation in the context of those concerns.

At Sun Life Financial, we believe that being accountable for the impact of our operations on the environment is one part of building sustainable, healthier communities for life. The adoption of “Notice and Access” to deliver this circular to our shareholders has resulted in significant cost savings as well as the following environmental savings: 499 Trees 33 lbs water pollutants 233,179 gallons of water 15,610 lbs solid waste 42,993 lbs greenhouse gases 233 mil, BTUs of total energy This circular is printed on FSC® certified paper. The fibre used in the manufacture of the paper stock comes from well managed forests and controlled sources. The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this circular have been calculated and offset by Carbonzero. Being a sustainable company is essential to our overall business success. Learn more at sunlife.com/sustainability 1 York Street, Toronto Ontario Canada M5J 0B6 sunlife.com MIC-01-2019 SUN LIFE Life’s brighter under the sun MIX Paper from responsible sources FSC® C132107 FSC www.fsc.org ® carbonzero CERTIFIED CZC-1531-2102-2012 2019 Most Sustainable Corporations in the World GLOBAL100